SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K for the Month of October
                              Dated August 27, 2002

                   Interim Results for the First Semester 2002

                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)

                                Rua Augusta 62-96
                            1149-023 Lisbon, Portugal
                    (Address of principal executive offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

            Form 20-F |X|        Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

            Yes |_|     No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                        BANCO COMERCIAL PORTUGUES, S.A.
                               REPORT ON FORM 6-K


                               TABLE OF CONTENTS

                                                                                             Page
                                                                                             ----

CERTAIN TERMS DEFINED..........................................................................3

PRESENTATION OF INFORMATION....................................................................3

EXCHANGE RATES.................................................................................3

FORWARD-LOOKING STATEMENTS.....................................................................4

INTERIM REPORT OF BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED
SUBSIDIARIES AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2002..................................5

    Selected Financial Data....................................................................5
    Assets.....................................................................................9
       Treasury Bills, Government Bonds and Other Securities...................................9
       Loan portfolio.........................................................................11
    Management's Discussion and Analysis of Results of Operations and Financial Condition.....22
       The Portuguese Economy.................................................................22
       Recent Developments....................................................................23
       Results of Operations - Six Months Ended June 30, 2002.................................24
       Financial Condition....................................................................31
       Segmental Reporting....................................................................31
       Capital................................................................................35

SIGNATURES....................................................................................38

                              CERTAIN TERMS DEFINED

Banco Comercial Portugues, S.A. ("BCP" or the "Bank"), together with its subsidiaries, form the largest privately held financial group in Portugal. When we use the term "Group" or "BCP Group" in this Interim Report on Form 6-K, we mean BCP and its consolidated subsidiaries. For a summary of our history and growth see "Item 4. Information on the Bank - History and Development of the Bank" included in our 2001 Annual Report on Form 20-F.

                           PRESENTATION OF INFORMATION

When we refer to Consolidated Financial Statements in this report, we mean the unaudited comparative consolidated financial statements of the Group for the first half of 2002 included in this report. The results for the first half of 2002 and those for the first half of 2001 are not necessarily indicative of results for any other period or for the full year applicable thereto. We include the notes to such financial statements in each reference. The Group consists of BCP and all of its banking and financial subsidiaries that are engaged in business activities relating to those of BCP, as long as BCP directly or indirectly owns 50% or more of the decision-making unit. See Note 1 to the Consolidated Financial Statements in this report.

Portugal is a Member State of the European Union and from 2000 we changed our reporting currency in this report to the euro from our former national currency, the escudo. Since January 1, 1999, there is no longer a noon buying rate for escudos but only a noon buying rate for the euro expressed in dollars per euro, the escudos having an official fixed conversion rate of 200.482 escudos per euro.

Our Consolidated Financial Statements included in this report are prepared in accordance with the accounting plan and accounting guidelines established by the Bank of Portugal, "Portuguese GAAP". Portuguese GAAP differs in certain material respects from U.S. GAAP. See Note 5 to our annexed Consolidated Financial Statements.

Our Consolidated Financial Statements are presented after giving effect to material reclassifications that are required by regulation of the SEC and therefore differ in presentation from the Consolidated Financial Statements appearing in the Bank's annual report for the years shown. In addition, when we use "dollars", "USD" or "$" in the columns below, we mean United States dollars that have been translated from euros at the rate of 1 euro equals $ 0.9856, using the noon buying rate on June 30, 2002. See "Exchange Rates".

When we refer to average balances for a particular period, we mean the average of month-end balances for such period, unless we say otherwise. We do not believe that such monthly averages present trends that are materially different from those that daily averages would show.

When we refer to loans, we mean loans, leases, discounted bills and accounts receivable, unless we say otherwise.

When we use first person, personal pronouns in this report, such as "we", "us" or "our", we mean exclusively the Group. When we use second person, personal pronouns in this report, such as "you" and "your", we mean exclusively persons who have purchased securities issued or guaranteed by BCP or one of our consolidated subsidiaries.

                                 EXCHANGE RATES

For purposes of this report, all exchange rate information is based on the noon buying rate in New York City for cable transfers as announced by the Federal Reserve Bank of New York for customs purposes.

The following exchange rate tables set forth for the periods and dates indicated information concerning the exchange rates for the euro expressed in dollars per euro and for the escudo expressed in escudos per dollar. The average rates reflected in the table immediately below are the average of the applicable noon buying rates on the last day of each month during the period.

                                                    Rate During Period
                       ---------------------------------------------------------------------------
      Period                        Escudo                                    Euro
                       ----------------------------------       ----------------------------------
  Six Months Ended       Period End        Average Rate           Period End        Average Rate
      June 30,              ($)                 ($)                   ($)               ($)
--------------------   --------------    ----------------       --------------    ----------------

     2001                  236.58             226.46                0.8474             0.8853
     2002                  203.41             222.07                0.9856             0.9028


                                            Rate During Period
                                     --------------------------------
                 Period                            Euro
                                     --------------------------------
            Six Months Ended              High              Low
                June 30,                  ($)               ($)
          ---------------------      --------------    --------------

                  2001                   0.9535           0.8425
                  2002                   0.9885           0.8594

Fluctuations in the exchange rate between euros and dollars will affect the dollar equivalent of the euro and, as a result, are likely to affect both the market price of our ADSs in the United States and the dollar conversion of the cash dividends that are paid on our ADSs. Fluctuations in the exchange rate of euros and other currencies may also affect the euro value of our non-euro denominated assets, liabilities, earnings and expenses.

                           FORWARD-LOOKING STATEMENTS

This report contains certain "forward-looking statements" as that term is defined in the US Private Securities Litigation reform Act of 1995. Such is the case with statements that include the words "expect", "anticipate", "would", "risk", "target", "estimate", "future" and similar expressions or variations on such expressions.

Such statements are subject to certain risks and uncertainties and include information about possible or assumed future results of operations. For a list of possible events or factors could affect our future financial results and performance, causing them to differ materially from those expressed in our forward-looking statements, see "Item 3. Key Information - D. Risk Factors" included on our 2001 annual report on Form 20-F.

Readers of this Report are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. The foregoing list of factors affecting the Group's financial performance should not be construed as exhaustive, and the Bank disclaims any obligation subsequently to revise any forward-looking statements to reflect events and circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events.

       INTERIM REPORT OF BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED
          SUBSIDIARIES AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2002


Selected Financial Data

The following table shows average balances, interest and yields for the six month periods ended June 30, 2002 and 2001:

                                                                                      June 30,
                                                 -----------------------------------------------------------------------------------
                                                                  2002                                        2001
                                                 --------------------------------------      ---------------------------------------
                                                  Average                        Yield       Average                          Yield
                                                  Balance       Interest           %         Balance        Interest            %
                                                 ---------     ----------       -------     ---------      ----------        -------
                                                                       (in thousands of euros, except yields)

INTEREST EARNING ASSETS
Deposits in Banks
        Deposits at Central Bank                  1,388,404        25,256         3.64        1,691,892        43,219          5.11
        Other                                     4,083,130       169,907         8.32        5,679,554       149,650          5.27
Trading Account Securities                          168,990         4,347         5.14          324,700         7,243          4.46
Investment Account Securities                     3,222,691        79,005         4.90        3,950,282       121,394          6.15
Loans, net                                       42,938,916     1,214,049         5.65       40,904,401     1,399,854          6.84
                                                 ----------     ---------                    ----------     ---------
TOTAL INTEREST EARNING ASSETS                    51,802,131     1,492,564         5.76       52,550,829     1,721,360          6.55
Other Assets                                      1,374,212                                   1,343,893
Non Interest Earning Assets                       8,265,066                                   7,883,890
                                                 ----------                                  ----------
TOTAL ASSETS                                     61,441,409                                  61,778,612
                                                 ==========                                  ==========

INTEREST BEARING LIABILITIES
Due to Banks
        Repayable on Demand                         461,715         3,351         1.45          546,402         5,046          1.85
        With Agreed Maturity date                11,882,149       268,851         4.53       16,608,245       410,076          4.94
Due to Customers
        Repayable on Demand                      11,864,271        41,580         0.70       11,058,751        51,017          0.92
        With Agreed Maturity date                16,687,257       236,626         2.84       16,509,308       315,445          3.82
Debt Securities                                  11,548,297       210,894         3.65        9,181,103       216,854          4.72
Subordinated Debt                                 2,853,237        67,228         4.71        1,906,230        53,153          5.58
                                                 ----------     ---------                    ----------     ---------
TOTAL INTEREST BEARING LIABILITIES               55,296,926       828,530         3.00       55,810,039     1,051,591          3.77
Non Interest Bearing Liabilities                  2,778,631                                   2,506,179
                                                 ----------                                  ----------
TOTAL LIABILITIES                                58,075,557                                  58,316,218
Shareholders' Equity and Minority Interests       3,365,852                                   3,462,394
                                                 ----------                                  ----------
TOTAL LIABILITIES, SHAREHOLDERS'
        EQUITY AND MINORITY INTERESTS            61,441,409                                  61,778,612
                                                 ==========                                  ==========

SPREAD                                                            664,034                                     669,769
                                                                =========                                   =========

NET INTEREST MARGIN (1)                                                           2.56                                         2.55

----------
(1) Represents net interest income as a percentage of average interest earning assets.

The financial data set forth below has been derived from our Interim Financial Statements and should be read in conjunction with, and is qualified in its entirety by reference to, the Interim Financial Statements.

                                                                                      Unaudited
                                                                                      June 30,
                                                                ------------------------------------------------------
                                                                      2002              2002              2001
                                                                ----------------   --------------    --------------
                                                                    (USD in
                                                                    thousands,      (Euros in thousands, except per
                                                                except per share              share data)
                                                                    data) (1)

PORTUGUESE GAAP

INCOME STATEMENT DATA (for the six months ended June 30)
Interest Income                                                       1,471,071         1,492,564         1,721,360
Interest Expense                                                       (816,599)         (828,530)       (1,051,591)
                                                                 --------------    --------------    --------------
Net Interest Income                                                     654,472           664,034           669,769
Provisions for Loan Losses                                             (173,157)         (175,687)         (125,640)
                                                                 --------------    --------------    --------------
Net Interest Income after Provision for Loan Losses                     481,315           488,347           544,129
Other Income                                                            745,892           756,790           646,569
Other Expenses                                                         (832,465)         (844,628)         (763,200)
                                                                 --------------    --------------    --------------
Income Before Income Taxes                                              394,742           400,509           427,498
Provision for Income Taxes                                              (41,325)          (41,928)          (25,070)
Minority Interests, net of Income Taxes                                 (37,165)          (37,708)          (48,675)
                                                                 --------------    --------------    --------------
Net Income                                                              316,252           320,873           353,753
                                                                 ==============    ==============    ==============

Average Shares Outstanding                                        2,326,714,877     2,326,714,877     2,217,846,014
Net Income per Share (USD/EUR)                                             0.14              0.14              0.16

BALANCE SHEET DATA (at period end)
Total Assets                                                         59,457,610        60,326,309        62,441,229
Total Interest-Earning Assets                                        50,695,186        51,435,862        52,920,628
        Deposits in Banks                                             4,480,130         4,545,586         6,798,263
        Trading Account Securities (2)                                  142,456           144,537           298,858
        Investment Account Securities (3)                             2,955,748         2,998,933         3,397,310
        Loans, net                                                   43,116,852        43,746,806        42,426,197
Total Liabilities                                                    56,274,770        57,096,966        58,941,106
Total Interest-Bearing Liabilities                                   53,849,370        54,636,130        56,362,880
        Due to Banks                                                 11,231,101        11,395,192        16,402,453
        Due to Customers                                             27,838,003        28,244,727        27,132,604
        Debt Securities                                              11,939,101        12,113,536        10,079,201
        Subordinated Debt                                             2,841,165         2,882,675         2,748,622
Shareholders' Equity                                                  1,836,872         1,863,710         2,232,906
Net Assets                                                            3,182,840         3,229,343         3,500,123

Number of Shares Outstanding                                      2,326,714,877     2,326,714,877     2,326,714,877
Book Value per Share (USD/EUR)                                             0.79              0.80              0.96

AVERAGE BALANCES (for the six months ended June 30)
Total Assets                                                         60,556,653        61,441,409        61,778,612
Total Interest-Earning Assets                                        51,056,181        51,802,131        52,550,829
        Deposits in Banks                                             5,392,744         5,471,534         7,371,446
        Trading Account Securities (2)                                  166,557           168,990           324,700
        Investment Account Securities (3)                             3,176,284         3,222,691         3,950,282
        Loans, net                                                   42,320,596        42,938,916        40,904,401
Total Liabilities                                                    57,239,269        58,075,557        58,316,218
Total Interest-Bearing Liabilities                                   54,500,650        55,296,926        55,810,039
        Due to Banks                                                 12,166,112        12,343,864        17,154,647
        Due to Customers                                             28,140,386        28,551,528        27,568,059
        Debt Securities                                              11,382,002        11,548,297         9,181,103
        Subordinated Debt                                             2,812,150         2,853,237         1,906,230
Shareholders' Equity                                                  1,984,088         2,013,076         2,190,024
Minority Interests                                                    1,333,296         1,352,776         1,272,370

----------
(1)   Exchange Rate for June 30, 2002: EUR 1=USD 0.9856.

(2)   Including treasury bills and excluding shares.

(3) Including treasury bills and excluding shares and investments in associated companies.

                                                                                                 Unaudited
                                                                                                  June 30,
                                                                              ------------------------------------------------
                                                                                    2002            2002              2001
                                                                              ----------------  -------------    -------------
                                                                                  (USD in
                                                                                 thousands,       (Euros in thousands, except
                                                                                   except                percentages)
                                                                              percentages) (1)
PORTUGUESE GAAP

RATIO ANALYSIS
Net Interest Margin (2)                                                                 2.56%            2.56%            2.55%
Return on Average Total Assets (3)                                                      1.05%            1.05%            1.15%
Return on Average Shareholders' Equity (4)                                             32.14%           32.14%           32.57%
Average Shareholders' Equity per Average Assets                                         3.28%            3.28%            3.54%

CAPITAL RATIOS
BIS Ratios
        Tier One Capital                                                                5.95%            5.95%            7.72%
        Tier Two Capital                                                                3.89%            3.89%            2.84%
               Total Capital                                                            9.84%            9.84%           10.56%
Bank of Portugal                                                                        8.85%            8.85%            9.52%

CREDIT QUALITY DATA
Total  Loans                                                                      44,000,806       44,643,675       43,339,827
Past due Loans (5)
        Past due Loans less than 90 days                                              92,014           93,358           88,553
        Past due Loans more than 90 days                                             602,739          611,545          549,485
                                                                               -------------    -------------    -------------
               Total Past due Loans (5)                                              694,753          704,903          638,038
Total Past due Loans to Total Loans                                                     1.58%            1.58%            1.47%
Past due Loans more than 90 days to Total Loans                                         1.37%            1.37%            1.27%
Provisions
        Specific                                                                     461,988          468,738          450,129
        General
               Direct credit                                                         421,966          428,131          463,501
               Guarantees                                                             68,727           69,731           67,404
        Total Provisions for Loan Losses (6)                                         883,954          896,869          913,630
Total Provision for Loan Losses to Total Loans                                          2.01%            2.01%            2.11%
Total Provision for Loan Losses to Total Past due Loans (5)                           127.23%          127.23%          143.19%
Total Provision for Loan Losses to Total Past due Loans over 90 days (5)              146.66%          146.66%          166.27%
Charge-offs                                                                          255,836          259,574          128,720
Charge-offs as % of Total Loans                                                         0.58%            0.58%            0.30%
Net Charge-offs (7)                                                                  211,116          214,200           90,465
Net Charge-offs as % of Total Loans                                                     0.48%            0.48%            0.21%

----------
(1)   Exchange Rate for June 30, 2002: EUR 1=USD 0.9856.

(2)   Net interest income as a percentage of average interest-earning assets.

(3)   Net income as a percentage of average total assets.

(4)   Net income as a percentage of average shareholders' equity.

(5) Under the Bank of Portugal rules, past due loans are defined to include only that portion of principal or interest on loans which has become due and has not been paid within 30 days. All past due loans are accounted for on a non-accrual basis with interest thereon accounted for as and when received.

(6) Excludes General Provisions against guarantees which are presented in the Balance Sheet under liabilities.

(7)   Charge-offs less previously charged-off recovered loans and interest.

      The following table shows the Group's Interim Financial Statements, which have been reconciled in accordance with U.S. GAAP Standards:

                                                                                            Unaudited
                                                                                             June 30,
                                                                    ---------------------------------------------------------
                                                                          2002                 2002                 2001
                                                                    ----------------      --------------       --------------
                                                                       (USD in
                                                                       thousands,            (Euros in thousands, except per
                                                                    except per share                   share data)
                                                                       data) (1)
US GAAP STANDARDS

INCOME STATEMENT DATA (for the six months ended June 30)
Interest Income                                                           1,471,071            1,492,564            1,721,360
Interest Expense                                                           (816,599)            (828,530)          (1,051,591)
                                                                     --------------       --------------       --------------
Net Interest Income                                                         654,472              664,034              669,769
Provisions for Loan Losses                                                 (173,157)            (175,687)            (125,640)
                                                                     --------------       --------------       --------------
Net Interest Income after Provisions for Loan Losses                        481,315              488,347              544,129
Other Income                                                                742,494              753,342              527,316
Other Costs                                                              (1,249,833)          (1,268,094)          (1,763,029)
                                                                     --------------       --------------       --------------
Income Before Income Taxes                                                  (26,025)             (26,405)            (691,584)
Provision for Income Taxes                                                    3,184                3,231              115,992
Minority Interests, net of Income Taxes                                     (37,165)             (37,708)             (48,675)
                                                                     --------------       --------------       --------------
Net Income                                                                  (60,005)             (60,882)            (624,267)
                                                                     ==============       ==============       ==============

BALANCE SHEET DATA (at period end)
Securities Portfolio (2)                                                  6,361,144            6,454,083            7,583,391
Loans, net                                                               43,116,852           43,746,806           42,426,197
Total Interest-Earning Assets                                            50,695,186           51,435,862           52,920,628
Total Assets                                                             63,330,108           64,255,386           67,151,267
Total Deposits (3)                                                       39,069,104           39,639,919           43,535,057
Debt Securities                                                          11,939,101           12,113,536           10,079,201
Total Interest-Bearing Liabilities                                       53,849,370           54,636,130           56,362,880
Shareholders' Equity                                                      5,238,419            5,314,954            6,765,610
Net  Assets                                                               6,576,043            6,672,122            8,032,608

Average Shares Outstanding                                            2,326,714,877        2,326,714,877        2,217,846,014

PER SHARE DATA
Net Income (4)                                                               (0,03)               (0,03)                (0.28)
Shareholders' Equity (5)                                                       2,25                 2,28                 3.05

AVERAGE BALANCES (for the six months ended June 30)
Securities Portfolio (6)                                                  6,605,781            6,702,294            8,162,205
Loans, net                                                               42,320,596           42,938,916           40,904,401
Total Interest-Earning Assets                                            51,056,181           51,802,131           52,550,829
Total Assets                                                             64,429,151           65,370,486           66,488,650
Total Deposits (7)                                                       40,306,498           40,895,392           44,722,706
Debt Securities                                                          11,382,002           11,548,297            9,181,103
Total Interest-Bearing Liabilities                                       54,500,650           55,296,926           55,810,039
Shareholders' Equity                                                      5,385,635            5,464,320            6,722,728

CONSOLIDATED RATIOS
Profitability Ratios
        Net Interest Margin (8)                                                2.56%                2.56%                2.55%
        Return on Average Total Assets (9)                                    -0.19%               -0.19%               -1.87%
        Return on Average Shareholders' Equity (10)                           -2.25%               -2.25%              -18.47%
        Average Shareholders' Equity to Average Total Assets                   8.36%                8.36%               10.11%
        Shareholders' Equity to Total Assets                                   8.27%                8.27%               10.08%

----------
(1)   Exchange Rate for June 30, 2002: EUR 1=USD 0.9856.

(2) Securities Portfolio = Treasury Bills and other government bonds plus Trading Account Securities plus Investment Account Securities.

(3)   Total Deposits = Due to Banks plus Due to Customers.

(4) Calculated on the basis of the weighted number of shares outstanding during the relevant period.

(5) Calculated on the basis of Shareholders' Equity at period end divided by Average Shares Outstanding for the period.

(6) Securities Portfolio = Treasury Bills and other government bonds plus Trading Account Securities plus Investment Account Securities.

(7)   Total Deposits = Due to Banks plus Due to Customers.

(8) Represents Net Interest Income as a percentage of average interest-earning assets.

(9)   Represents Net Income as a percentage of average Total Assets.

(10)  Represents Net Income as a percentage of average Shareholders' Equity.

                                                                                                     Unaudited
                                                                                                      June 30,
                                                                                  ------------------------------------------------
                                                                                        2002            2002              2001
                                                                                  ----------------  -------------    -------------
                                                                                      (USD in
                                                                                     thousands,       (Euros in thousands, except
                                                                                       except                percentages)
                                                                                  percentages) (1)
US GAAP STANDARDS

CREDIT QUALITY DATA
Total  Loans                                                                         44,000,806       44,643,675       43,339,827
Past due Loans (2)
        Past due Loans less than 90 days                                                 92,014           93,358           88,553
        Past due Loans more than 90 days                                                602,739          611,545          549,485
               Total Past due Loans (2)                                                 694,753          704,903          638,038
Total Past due Loans to Total Loans                                                        1.58%            1.58%            1.47%
Past due Loans more than 90 days to Total Loans                                            1.37%            1.37%            1.27%
Total Non-Performing Loans past due more than 90 days (3)                             1,188,005        1,205,362        1,093,182
Provisions
        Specific                                                                        461,988          468,738          450,129
        General
               Direct credit                                                            421,966          428,131          463,501
               Guarantees                                                                68,727           69,731           67,404
        Total Provision for Loan Losses (4)                                             883,954          896,869          913,630
Total Provision for Loan Losses to Total Loans                                             2.01%            2.01%            2.11%
Total Provision for Loan Losses to Total Past due Loans (2)                              127.23%          127.23%          143.19%
Total Provision for Loan Losses to Total Past due Loans over 90 days                     146.66%          146.66%          166.27%
Total Non-Performing Loans past due more than 90 days to Total Loans                       2.70%            2.70%            2.52%
Total Provision for Loan Losses to Total Non-performing Loans more than 90 days           74.41%           74.41%           83.58%
Charge-offs                                                                             255,836          259,574          128,720
Charge-offs as % of Total Loans                                                            0.58%            0.58%            0.30%
Net Charge-offs (5)                                                                     211,116          214,200           90,465
Net Charge-offs as % of Total Loans                                                        0.48%            0.48%            0.21%

----------
(1)   Exchange Rate for June 30, 2002: EUR 1=USD 0.9856.

(2) Under the Bank of Portugal rules, past due loans are defined to include only that portion of principal or interest on loans which has become due and has not been paid within 30 days. All past due loans are accounted for on a non-accrual basis with interest thereon accounted for as and when received.

(3) Represents the sum of total past due loans more than 90 days past due plus the remaining principal balance of such loans and restructured loans. See "Assets - Loan Portfolio".

(4) Excludes General Provisions against guarantees which are presented in the Balance Sheet under liabilities.

(5)   Charge-offs less previously charged-off recovered loans.

Assets

Treasury Bills, Government Bonds and Other Securities

We manage our securities portfolio under formally prescribed terms of profit, liquidity and risk. The growth of loans accelerated the changes to the breakdown of assets that has been seen in recent years, increasing the weight of Loans, to the detriment of other headings, including Treasury Bills, Government Bonds and Other Securities.

The book value of our securities portfolio totaled 6,814,440 thousands of euros at the end of the first half of 2002, down 8.9% from 7,482,143 thousands of euros at June 30, 2001. Its weight as a percentage of total assets decreased to 11.3% at the end of June 2001 from 12.0% at June 30, 2001.

Note that for US GAAP purposes, the investment securities portfolio have been marked to market. As such, a negative adjustment of 758,353 thousands of euros, net of the effect of minority interests, has been made against shareholders' equity at June 30, 2002, in accordance with FAS 115 (280,299 thousands of euros at the end of the first half of 2001).

The following table shows a breakdown of the book value of our securities portfolio:

                                                              At June 30,
                                                       ------------------------
                                                          2002          2001
                                                       ---------     ----------
                                                        (in thousands of euros)

PORTUGUESE TREASURY BILLS
      AND OTHER GOVERNMENT BONDS (1)                     138,595        222,550
                                                       ---------     ----------

TRADING ACCOUNT SECURITIES (2)
        Shares in Portuguese companies (3)                11,969         17,353
        Shares in foreign companies (3)                   14,467          2,268
        Government and public entities bonds              48,836        167,350
        Portuguese companies' bonds                       23,078         20,190
        Foreign companies' bonds                          65,919        100,932
        Other securities                                  65,680             --
                                                       ---------     ----------
                                                         229,949        308,093
                                                       ---------     ----------

Unrealized losses                                             --            (23)
                                                       ---------     ----------
                                                         229,949        308,070
                                                       ---------     ----------
INVESTMENT ACCOUNT SECURITIES (4)
        Government and Public entities bonds           1,220,967        944,500
        Portuguese entities bonds                        465,195        440,306
        Foreign entities bonds                           485,570        676,987
        Commercial paper                                 623,233        915,282
        Equity investments                             2,945,732      3,025,591
        Investment fund units                            536,402        568,590
        Certificates of deposit                           10,994         14,387
        Other securities                                 157,803        365,880
                                                       ---------     ----------
                                                       6,445,896      6,951,523
                                                       ---------     ----------
                                                       6,814,440      7,482,143
                                                       =========     ==========

----------
(1) Government securities accounted for 20.7% of our securities portfolio at June 30, 2002 (17.8% at June 30, 2001). This high proportion is a result of the Group's seeking to maintain its liquidity in highly marketable and creditworthy instruments.

(2) These are securities which are acquired for the purpose of trading within a period not exceeding six months. Trading securities are valued at the lower of cost or market. Trading securities are those securities which either have original maturity of less than six months or are held for sale.

(3) These securities consist of equity securities issued by companies in which our holdings do not exceed 20%.

(4) Under present Bank of Portugal guidelines, investment securities are defined as those securities that will not be traded for a period of six months from the date of acquisition. Investment securities are valued at amortized cost because the Bank has the ability to hold these securities to their maturity and the intent to hold them for the foreseeable future. Provision for potential losses due to decline in market value is made.

Loan portfolio

The following table sets out comparative information and other details relating to the types of loans included in our loan portfolio:

                                                          At June 30,
                                                  ---------------------------
                                                     2002            2001
                                                  -----------     -----------
                                                    (in thousands of euros)

Portuguese public sector                              372,698         409,318
Asset-backed loans                                 15,203,974      16,280,114
Personal guaranteed loans                          14,571,107      12,832,528
Unsecured loans                                     5,285,680       6,017,039
Foreign trade financing (1)                         5,445,273       4,361,289
Factoring operations                                  609,470         482,020
Leasing operations                                  2,450,570       2,319,481
                                                  -----------     -----------
                                                   43,938,772      42,701,789
                                                  -----------     -----------

Past due loans (2):
        Less than 90 days                              93,358          88,553
        More than 90 days                             611,545         549,485
                                                  -----------     -----------
                                                      704,903         638,038
                                                  -----------     -----------
                                                   44,643,675      43,339,827
                                                  -----------     -----------
Less:
        Specific provision for loan losses           (468,738)       (450,129)
        General provision for loan losses            (428,131)       (463,501)
                                                  -----------     -----------
                                                   43,746,806      42,426,197
                                                  ===========     ===========

----------
(1) Includes credits granted by offshore branches and loans to finance imports and exports.

(2) Past due loans are defined to include only that portion of principal or interest on loans which has become due and has not been paid within 30 days.

The following table sets forth information relating to our domestic and international lending activities by main business sectors:

                                                            At June 30,
                                                   ----------------------------
                                                       2002             2001
                                                   -----------      -----------
                                                      (in thousands of euros)

Agriculture                                            388,316          394,559
Mining                                                 198,330          174,446
Food, beverage and tobacco                             698,096          729,296
Textiles                                             1,028,158        1,074,146
Wood and cork                                          369,540          387,529
Printing and publishing                                249,593          293,143
Chemicals                                            1,197,571        1,109,412
Engineering                                          1,043,789        1,162,191
Electricity, water and gas                             601,231          546,219
Construction                                         4,154,264        3,871,260
Retail business                                      2,236,615        2,527,721
Wholesale business                                   2,735,167        2,893,613
Restaurants and hotels                                 701,173          698,322
Transport and communications                         1,327,413        1,260,855
Services                                             8,617,538        7,660,478
Consumer credit                                      3,257,313        3,735,576
Mortgage                                            10,287,730        9,940,933
Other domestic activities                            1,340,983        1,406,343
Other international activities (1)                   4,210,855        3,473,785
                                                   -----------      -----------
                                                    44,643,675       43,339,827
                                                   -----------      -----------
Less:
      Specific provision for loan losses              (468,738)        (450,129)
      General provision for loan losses               (428,131)        (463,501)
                                                   -----------      -----------
                                                    43,746,806       42,426,197
                                                   ===========      ===========

----------
(1) Includes credits granted by offshore branches and loans to finance imports and exports.

Net loans and advances to customers rose by 3.1%, totaling 43,746,806 thousands of euros at June 30, 2002 (42,426,197 thousands of euros at the end of June, 2001). This heading was influenced by the securitization of mortgage loans and consumer credit, which had an impact of 1,652,413 thousands of euros (including general provisions) between June 30, 2001 and the same date of 2002. Net of this impact, net loans and advances to customers posted a 7.3% increase, in spite of the continuing harsh economic climate.

Loans to individuals, inclusive of mortgage loans and consumer credit, grew at a steep pace: excluding the impact of securitization, loans to individuals increased by 12.8% to 13,545,043 thousands of euros at June 30, 2002 from 12,004,009 thousands of euros at the same date of 2001, with mortgage loans growing by 15.1% to 10,287,730 thousands of euros from 8,940,933 thousands of euros over the same period. As a result, the proportion of loans to individuals in total loans before provisions further increased to 30.3% at June 30, 2002 (28.8% at June 30, 2001, excluding the impact of securitization), with mortgage loans accounting for 23.0% of total loans before provisions at the same date (21.5% at the end of the first half of 2001, excluding the impact of securitization).

The Group's efforts to optimize risks resulting from the acquisitions in 2000 explained the more moderate growth in corporate loans: an increase of 4.8% to 31,098,632 thousands of euros at the end of the first half of 2002 from 29,663,318 thousands of euros at June 30, 2001.

We have managed to keep the quality of our loan portfolio at high levels, notwithstanding the effects of poor economic conditions. Most of our loan portfolio was guaranteed at June 30, 2002, with the sum of credit granted to the Portuguese public sector, asset-backed loans and personally guaranteed loans amounting to 30,147,779 thousands of euros at the end of June 2002, up 5.7% from 28,521,960 thousands of euros one year earlier (excluding the impact of securitization). This represented 67.5% of total loans before provisions at the end of the first half of 2002, compared to 68.5% at the same date of 2001. Reflecting the high proportion of mortgages in total loans, the majority of guaranteed loans was asset-backed : this category totaled 15,203,974 thousands of euros, or 34.1% of total loans before provisions, at June 30, 2002 (15,280,114 thousands of euros, or 36.7% of total loans before provisions, at June 30, 2001).

The maturities of loan categories as of June 30, 2002 by sector are summarized as follows:

                                                     Past due loans   Up to 1 year     1 to 5 years     Over 5 years        Total
                                                     --------------   ------------     ------------     ------------        -----
                                                                                  (in thousands of euros)

Agriculture                                               29,933          227,728           78,459           52,196          388,316
Mining                                                     8,506          103,757           65,082           20,985          198,330
Food, beverage and tobacco                                31,746          433,796          132,667           99,887          698,096
Textiles                                                  50,289          708,730          159,314          109,825        1,028,158
Wood and cork                                             16,854          275,585           51,642           25,459          369,540
Printing and publishing                                    7,489          140,058           64,362           37,684          249,593
Chemicals                                                  6,672          703,866          293,668          193,365        1,197,571
Engineering                                               64,686          620,746          206,985          151,372        1,043,789
Electricity, water and gas                                   879          175,060          308,218          117,074          601,231
Construction                                              51,839        2,676,044        1,104,224          322,157        4,154,264
Retail business                                           32,095        1,446,813          281,535          476,172        2,236,615
Wholesale business                                        84,935        2,061,874          297,405          290,953        2,735,167
Restaurants and hotels                                     9,745          369,487           96,597          225,344          701,173
Transport and communications                              14,771          683,014          277,140          352,488        1,327,413
Services                                                  66,163        5,861,167        1,801,245          888,963        8,617,538
Consumer credit                                          100,761        1,569,230        1,369,328          217,994        3,257,313
Mortgage                                                  97,148          165,616          451,682        9,573,284       10,287,730
Other domestic activities                                 14,454          879,774          159,699          287,056        1,340,983
Other international activities (1)                        15,938        3,379,938          671,096          143,883        4,210,855
                                                      ----------       ----------       ----------       ----------       ----------
                                                         704,903       22,482,283        7,870,348       13,586,141       44,643,675
                                                      ==========       ==========       ==========       ==========       ==========

----------
(1) Includes credits granted by offshore branches and loans to finance imports and exports.

Loans with maturities up to one year are predominant in our loan portfolio, having accounted for 50.4% of total loans before provisions at the end of first half of 2002. Given the importance of mortgage loans in our loan portfolio, loans maturing over 5 years also represented a high proportion of the total at June 30, 2002 (30.4%).

The loan portfolio has a relatively low interest-rate sensitivity, as a substantial proportion of loans is short term with floating interest rates. Commercial loans are mainly represented by short-term discount of bills, current accounts, overdrafts and other loan facilities, which represent financing of corporate customers' treasury requirements. A significant proportion of these loans is repaid in cash at scheduled maturity dates. We may grant new loans prior to or after the maturity date of existing loans in order to finance other financial requirements of our corporate customers, in compliance with the established limits of maximum exposure to any customer. The diversified base of corporate customers and different dates of extensions of credit and respective maturities considerably reduce our liquidity risks underlying the repayment of loans. Furthermore, as the loan portfolio strategy is a component of the asset-liability management, we do not anticipate that any decrease or increase in the proportion of loans paid at the agreed maturity date would have a material impact on our overall liquidity levels.

Specific and General Provision for Loan Losses

The Bank of Portugal established a set of rules for the calculation of specific provisions based on the period-end appraisal of overdue loans and including the related non overdue amounts to cover specific credit risks. In addition, we make a general provision to cover probable loan losses which may be present in any loan portfolio, but which have not yet been specifically identified as such. We determine the adequacy of the general provision for credit risk on the basis of statistical evaluations of individual credits, as well as other balance sheet and off-balance sheet credits, which may present future collection problems. The evaluation of the general provision for credit risks includes a review of concentration within the loan portfolio, credit trends and an assessment of the current and future economic environment. The Bank of Portugal established that the general provision for loan losses should not be less than 1% of total credit, net of past due loans, and including guarantees. In January 1999, the Bank of Portugal increased this percentage to 1.5% in the case of consumer credit (See "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Loan Portfolio - Specific and General Provision for Loan Losses" included in the 2001 annual report on Form 20-F).

The following table shows the analysis of the consolidated specific provisions for credit risk at June 30, 2002:

                                                                                     Specific Provision
                                                             ----------------------------------------------------------------
     Classes of Overdue Debt                                   I           II         III         IV          V        Total
                                                             ------      ------      ------     -------     ------    -------
                                                                                   (in thousands of euros)

Overdue guaranteed-loans                                     32,449      46,595      80,515     177,223     66,946    403,728
                                                             ------      ------      ------     -------     ------    -------
Specific provision                                              849       5,535      23,160     138,032     36,581    204,157

Unsecured overdue loans                                      60,910      81,156      91,667      56,448     10,994    301,175
Specific provision                                            1,554      17,524      55,357      56,448     10,994    141,877

Total overdue loans                                          93,359     127,751     172,182     233,671     77,940    704,903

Total specific provision
        for overdue loans                                     2,403      23,059      78,517     194,480     47,575    346,034

Total specific provision
        for loans associated with overdue loans                                                                        66,177

Total specific provision
        for restructured loans                                                                                         23,555

Total specific provision
        for country risk                                                                                               32,972

Total specific provision for credit risk                                                                              468,738

The following table shows an analysis of the Group's specific and general provisions for loan losses:

                                                        At June 30,
                                                 ------------------------
                                                   2002            2001
                                                 --------        --------
                                                  (in thousands of euros)

Balance at January 1
    Specific provision                            537,413         424,923
    General provision                             455,109         474,985
                                                 --------        --------
                                                  992,522         899,908
                                                 --------        --------

Transfers resulting from acquisitions
    Specific provision                                 --          23,763
    General provision                                  --              --
                                                 --------        --------
                                                       --          23,763
                                                 --------        --------

Charge for the year
    Specific provision                            181,111         127,820
    General provision                              (6,033)        (11,333)
                                                 --------        --------
                                                  175,078         116,487
                                                 --------        --------

Loans charged off
    Specific provision                           (240,677)       (128,496)
    General provision                             (18,897)           (224)
                                                 --------        --------
                                                 (259,574)       (128,720)
                                                 --------        --------

Exchange rate differences
    Specific provision                             (9,109)          2,119
    General provision                              (2,048)             73
                                                 --------        --------
                                                  (11,157)          2,192
                                                 --------        --------

Balance at June 30
    Specific provision                            468,738         450,129
    General provision                             428,131         463,501
                                                 --------        --------
                                                  896,869         913,630
                                                 ========        ========

The balance of provisions for loan losses (specific plus general) related to loans to customers amounted to 896,869 thousands of euros at June 30, 2002, compared to 913,630 thousands of euros at the end of June 2001. This heading was influenced by the securitization of mortgage loans and consumer credit that took place from the end of the first half of 2001. Net of this impact, total provisions for loan losses amounted to 893,543 thousands of euros at June 30, 2002, with this heading at June 30, 2002 increasing 0.4% thereon. These amounts do not include general provisions for guarantees, which are recorded in the balance sheet as a liability.

Provision charges were influenced by the pursuance of a very prudent provisioning policy aimed at complying with applicable legislation, but also based on an economic appraisal of risks, and by the application of Regulation 7/2000 of the Bank of Portugal, under which full provisioning was required for loans overdue by more than 18 months collaterized by personal guarantees. See "Interim Report of Banco Comercial Portugues, S.A. and Consolidated Subsidiaries as of and for the Six Months Ended June 30, 2002 - Management's Discussion and Analysis of Results of Operations and Financial Condition - Results of Operations - Six Months Ended June 30, 2002 - Provisions for Loan Losses".

At the end of the first half of 2002, total provisions for loan losses represented 127.2% of total past due loans, compared to 143.2% at the end of the first half of 2001. Taking into account the impact of securitization, total provisions for loans losses accounted for 140.0% of total past due loans.

The specific provision for credit risk is analyzed as follows:

                                                           At June 30,
                                                     ----------------------
                                                       2002          2001
                                                     --------      --------
                                                     (in thousands of euros)

Specific provision for past due loans
   and related non past due loans
   Balance at January 1                               496,255       394,825
   Provision charged to operating expenses            169,335       123,142
   Transfers resulting from acquisitions                   --        23,763
   Loans charged-off                                 (211,298)     (128,496)
   Exchange rate differences                           (9,109)        2,119
                                                     --------      --------
   Balance at June 30                                 445,183       415,353
                                                     --------      --------

Specific provision for restructured loans
   Balance at January 1                                41,158        30,098
   Provision charged to operating expenses             11,776         4,678
   Loans charged-off                                  (29,379)           --
                                                     --------      --------
   Balance at June 30                                  23,555        34,776
                                                     --------      --------

Total provision for past due loans                    468,738       450,129
                                                     ========      ========

The general provision related to guarantees, which is recorded on the balance sheet under liabilities, is analyzed as follows:

                                                            At June 30,
                                                     -----------------------
                                                       2002           2001
                                                     --------       --------
                                                      (in thousands of euros)

Balance at January 1                                   70,615        65,895
Provision charged to operating expenses                   (93)        2,147
Loans charged-off                                          --           (63)
Exchange rate differences                                (791)         (575)
                                                      -------       -------
Balance at June 30                                     69,731        67,404
                                                      =======       =======

The following tables show the Group's provisions for loan losses by sector and by type of loans as at June 30, 2002:

                                                                                                   % of Loans in
                                            Specific        General       Total       % of Total   each sector to
                                            Provision      Provision    Provision     Provision     Total Loans
                                            ---------      ---------    ---------     ----------   --------------
                                                       (in thousands of euros, except percentages)

Agriculture                                   15,250         3,492        18,742          2.1%         0.9%
Mining                                         4,387         1,850         6,237          0.7%         0.5%
Food, beverage and tobacco                    25,828         6,493        32,321          3.6%         1.6%
Textiles                                      38,830         9,528        48,358          5.4%         2.3%
Wood and cork                                 12,704         3,437        16,141          1.8%         0.8%
Printing and publishing                        4,643         2,359         7,002          0.8%         0.6%
Chemicals                                      6,676        11,604        18,280          2.0%         2.7%
Engineering                                   43,730         9,540        53,270          5.9%         2.3%
Electricity, water and gas                       885         5,850         6,735          0.8%         1.3%
Construction                                  25,387        39,973        65,360          7.3%         9.3%
Retail business                               17,785        21,480        39,265          4.4%         5.0%
Wholesale business                            40,652        25,823        66,475          7.4%         6.1%
Restaurants and hotels                         5,814         6,737        12,551          1.4%         1.6%
Transport and communications                  10,326        12,790        23,116          2.6%         3.0%
Services                                      74,897        83,324       158,221         17.6%        19.3%
Consumer credit                               55,830        30,757        86,587          9.7%         7.3%
Mortgage                                      24,582        99,295       123,877         13.8%        23.0%
Other domestic activities                     42,821        12,925        55,746          6.2%         3.0%
Other international activities (1)            17,711        40,874        58,585          6.5%         9.4%
                                             -------       -------       -------        -----        -----
                                             468,738       428,131       896,869        100.0%       100.0%
                                             =======       =======       =======        =====        =====

----------
(1) Includes credits granted by offshore branches and loans to finance imports and exports.

We charge-off credits which are fully provided in accordance with Bank of Portugal rules, even though these credits may not be totally irrecoverable on an economic basis. The amount of credits recovered, but which had been previously written-off, is credited to income in the year in which the recovery is made. The following table provides an analysis of the loans charged-off by sector:

                                                       At June 30,
                                                 ----------------------
                                                   2002           2001
                                                 -------        -------
                                                 (in thousands of euros)

Agriculture                                        8,004          4,118
Mining                                               623            638
Food, beverage and tobacco                         3,604          3,280
Textiles                                          23,185         21,202
Wood and cork                                     11,568          2,545
Printing and publishing                            2,667          2,539
Chemicals                                          2,591          1,261
Engineering                                       26,089          8,568
Electricity, water and gas                            --              1
Construction                                       9,863          8,781
Retail business                                   13,158         12,972
Wholesale business                                39,066         21,314
Restaurants and hotels                             2,783          1,988
Transportation and communications                  2,951          2,686
Services                                          40,306         12,106
Consumer credit                                   44,281         21,256
Mortgage                                           1,709            399
Other domestic activities                         12,453          3,053
Other international activities (1)                14,673             13
                                                 -------        -------
                                                 259,574        128,720
                                                 =======        =======

----------
(1) Includes credits granted by offshore branches and loans to finance imports and exports.

Non-performing Loans

In accordance with the requirements of the Bank of Portugal, past due loans include only that portion of principal or interest on loans which has become due and has not been paid within 30 days. Such past due loans amounts are accounted for on a non-accrual basis, with interest thereon and other amounts due thereon accounted for as and when received.

The following table analyzes our past-due loans:

                                                        At June 30,
                                                  -----------------------
                                                    2002            2001
                                                  -------         -------
                                                  (in thousands of euros)

Past-due loans:
        Less than 90 days overdue
               Domestic                            88,745          86,361
               International                        4,613           2,192
                                                  -------         -------
                                                   93,358          88,553
                                                  -------         -------
        More than 90 days overdue
               Domestic                           520,250         505,281
               International                       91,295          44,204
                                                  -------         -------
                                                  611,545         549,485
                                                  -------         -------
Total                                             704,903         638,038
                                                  =======         =======

Loan quality benefited from our continued prudence in analyzing, granting, monitoring and recovering credit, partially compensating for the impact of the maintenance of an unfavorable framework and causing past due loans to be kept at low levels. At the end of the first half of 2002, overdue loans totaled 704,903 thousands of euros, or 1.6% of total loans before provisions, compared to 638,038 thousands of euros, or 1.5% at June 30, 2001.

Our policies require account managers to monitor non-accruing and non-performing loans on a regular basis. In addition, it is their responsibility to contact clients regularly for collection purposes, even when such loans have been referred to the legal department or to the credit-risk management unit for collection.

The Bank of Portugal requirements as described above do not include as non-accrual loans the remaining principal balance of non-performing loans not yet due and restructured loans, as would be required under the classification of non-accrual loans by the Securities and Exchange Commission. However, the Group has estimated, as set forth below, the principal amount of loans which would have been so reported had the Commission's classification been employed.

                                                                                                 At June 30,
                                                                                          --------------------------
                                                                                             2002             2001
                                                                                          ---------        ---------
                                                                                            (in thousands of euros)

Non-accrual loans more than 90 days overdue                                                 611,545          549,485
Restructured loans                                                                          296,984          326,010
Remaining principal on loans contractually past due 90 days or more (1)                     296,833          217,687
                                                                                          ---------        ---------
Total non-performing loans past due more than 90 days                                     1,205,362        1,093,182
                                                                                          ---------        ---------

Total non-performing loans past due more than 90 days as a percentage of total loans           2.70%            2.52%
Total provisions as a percentage of non-performing loans past due more than 90 days           74.41%           83.58%

----------
(1)   Excludes mortgage loans fully collateralized by real estate.

The amount of remaining principal on loans contractually past due 90 days or more excludes the remaining principal on mortgage loans fully collateralized by real estate contractually past due more than 90 days, which amounted to 416,181 thousands of euros at June 30, 2002 (387,566 thousands of euros at June 30, 2001).

The following table sets out information relating to our recoveries of loans and interests charged-off by main business sectors:

                                                   At June 30,
                                              ---------------------
                                               2002           2001
                                              ------         ------
                                             (in thousands of euros)

Agriculture                                      433            832
Mining                                           113             65
Food, beverage and tobacco                     1,959            828
Textiles                                       1,726          3,847
Wood and cork                                    710            585
Printing and publishing                          177             60
Chemicals                                      3,206            156
Engineering                                    1,731          3,217
Construction                                   1,441          2,921
Retail business                                2,327          3,672
Wholesale business                             9,535          7,474
Restaurants and hotels                           839            380
Transportation and communications                531            605
Services                                       3,940          3,332
Consumer credit                               13,132          8,920
Mortgage                                          86              4
Other domestic activities                      2,103          1,069
Other international activities (1)             1,385            288
                                              ------         ------
                                              45,374         38,255
                                              ======         ======

----------
(1) Includes credits granted by offshore branches and loans to finance imports and exports.

Restructured loans

Paragraph 20 of FASB 114 requires an analysis of impairment of loans, in accordance with main business sectors and category. The following table sets out information relating to our restructured loans by main business sectors:

                                                       At June 30,
                                                 -----------------------
                                                   2002            2001
                                                 -------         -------
                                                 (in thousands of euros)

Agriculture                                        6,261           9,929
Mining                                             4,358           1,973
Food, beverage and tobacco                        15,323          17,286
Textiles                                          55,880          53,075
Wood and cork                                     16,347          46,838
Printing and publishing                            3,417           4,824
Chemicals                                          3,644          13,322
Engineering                                       33,687          27,352
Construction                                      25,552          24,473
Retail business                                   18,171          19,682
Wholesale business                                35,178          37,895
Restaurants and hotels                             7,007           5,881
Transportation and communications                  2,353           7,394
Services                                          37,183          32,867
Consumer credit                                   16,508           5,671
Other domestic activities                         16,115          17,548
                                                 -------         -------
                                                 296,984         326,010
                                                 =======         =======

----------
(1) Includes credits granted by offshore branches and loans to finance imports and exports.

The following table sets forth information relating to our restructured loans by category:

                                                      At June 30,
                                                -----------------------
                                                  2002            2001
                                                -------         -------
                                                (in thousands of euros)

Asset-backed loans                              132,732          78,087
Personal guaranteed loans                       115,563         137,224
Unsecured loans                                  48,689         109,880
Leasing operations                                   --             819
                                                -------         -------
                                                296,984         326,010
                                                =======         =======

All restructured loans have been formally negotiated with the borrowers, in terms of reinforcing collateral, deferring the maturity dates and adjusting interest rates.

The following table presents the breakdown of provisions for restructured loans by main business sectors:

                                                      At June 30,
                                                -----------------------
                                                  2002            2001
                                                -------         -------
                                                (in thousands of euros)

Agriculture                                          --              83
Mining                                              242           1,019
Food, beverage and tobacco                          422             431
Textiles                                          6,271           8,047
Wood and cork                                       461           4,154
Printing and publishing                              --             672
Chemicals                                         1,270           1,270
Engineering                                       2,180           3,074
Construction                                        487           2,155
Retail business                                      60             455
Wholesale business                                  838           2,121
Restaurants and hotels                               --              66
Transport and communications                        265             266
Services                                          3,448           3,088
Consumer credit                                     616           1,169
Other domestic activities                         6,995           6,706
                                                -------         -------
                                                 23,555          34,776
                                                =======         =======

The following table sets forth information relating to the Group's provisions for restructured loans by category:

                                                      At June 30,
                                                -----------------------
                                                  2002            2001
                                                -------         -------
                                                (in thousands of euros)

Asset-backed loans                                6,459           6,747
Personal guaranteed loans                         7,424          14,045
Unsecured loans                                   9,672          13,165
Leasing operations                                   --             819
                                                -------         -------
                                                 23,555          34,776
                                                =======         =======

Management's Discussion and Analysis of Results of Operations and Financial Condition

The Portuguese Economy

Available indicators point to the continued deceleration of production in Portugal in the second quarter of 2002, in accordance with the pattern observed since the end of 2001: slowdown of private consumption, contraction of investment, slowdown of exports, which is expected to continue until the end of 2002, together with a stronger need for public consumption and investment restraint. Given the exhaustion of the factors that sustained the economic expansion of the last decade (increase of employment and capital stock, benefiting from macroeconomic stabilization, introduction of the euro and inflow of funds from the E.U.), and the medium-long term nature of measures to stimulate productivity, the rebound of economic activity in 2003 is likely to rely on the dynamism of exports, in line with the recovery of demand from euro-zone countries.

In the second quarter of 2002, consumer prices interrupted the deceleration trend initiated in the second half of 2001, with the inflation rate standing at 3.4% y.o.y. in June (3.2% in March, 3.7% in December). This was mainly due to the acceleration of "Transport" prices (to 5.4%) and "Hotels, cafes and restaurants" (to 5.6%). In spite of the VAT rate increase of 2 p.p., the oil price instability, and the nominal wages increase above productivity gains, the strong deceleration of private consumption should lead to the stabilization of the inflation rate in 2002. The unemployment rate stood at 4.4% at the first quarter of 2002, which compares with 4.1% in 2001. Total employment increased 1.1% in the first quarter of 2002 (1.6% in 2001), with a positive contribution from the service sector and negative contributions from manufacturing and agriculture.

The Rectifying State Budget for 2002, approved on May 15, incorporates more realistic revenues and spending estimates and a set of spending and revenue-side measures aimed at regaining a fiscal consolidation trend. Budget execution in the first half of 2002 was characterized by a growth of current revenues of 4.1% when compared with the first half of 2001 and an increase of current revenues of 9.2%. Of particular note was the more favorable development of total revenues, when compared with the first quarter, and the maintenance of an expansionary pattern of total spending. Therefore a strong improvement of budget execution is required in the second half of the year, to ensure that public sector deficit does not exceed 2.8% of GDP.

Loans and advances to the private sector grew 7.4% y.o.y. in May 2002 (11.8% in December 2001), continuing to reflect both the deceleration of loans to individuals (to 11.4%) and of loans granted to companies (to 8.5%). The slowdown of private consumption, the contraction of investment and perspectives of a moderate re-launch of economic activity among the main European trade partners should lead to a continuation in the slowdown of credit granted.

As regards banking sector interest rates, in the second quarter of 2002 there was an upward inflection in line with expectations of ECB rate increases at the beginning of 2003. Interest rates for loans to individuals with a maturity higher than 5 years (essentially mortgages) increased from 5.1% to 5.2%; interest rates on loans granted to companies (91 to 181 days) decreased 0.1 p.p. to 5.0% in June; and interest rates on time deposits increased 0.2 p.p. to 3.1% (2.9% in December of 2001).

The main Portuguese Stock Index (PSI-20) depreciated by 12.7% in the second quarter of 2002 (-13.1% in the first half of 2002), in line with the main European stock markets. Beyond the factors which influenced worldwide stock markets - greater aversion to risk, uncertainty as to the strength and timing of the European and USA economic recovery, announcements by several companies of financial frauds -, the weakness of the Portuguese economic environment as well as the difficulties inherent to the control of public accounts also influenced the Portuguese stock market performance.

Recent Developments

The following are amongst our most important business developments since year-end 2001:

- In January 2002, we have announced the resignation of Mr. Pedro Libano Monteiro, Mr. Miguel Ribeiro Cadilhe and Mr. Rui Amaral Barata from their positions as BCP board members. As a consequence, and including the resignation of Mr. Joao Ramalho Talone announced in December 2001, BCP Board of Directors now comprises nine members, all with executive functions, in line with the number of board members we had prior to the acquisition and subsequent merger of Banco Portugues do Atlantico, Banco Pinto & Sotto Mayor and Banco Mello. We deem this composition to be adequate to an entity with our size and profile, particularly bearing in mind the restructuring and concentration process of the past two years, and the fact that three members of the Board of Directors have international roles;

- On March 18, 2002 shareholders representing 67.01% of our share capital convened in Oporto for BCP's Annual General Meeting. The meeting unanimously approved the Annual Report and Accounts for the 2001 fiscal year as well as the proposal for the appropriation of profits presented by the Board of Directors. According to this proposal, a gross dividend of
      0.15 euros per share was distributed to the shareholders in April 2002. The meeting also elected the members of the Senior Board for the three-year term 2002-2005;

- On April 3, 2002, we announced an agreement with Banco Santander Central Hispano S.A. for the sale of all our economic interests in Grupo Financiero Bital S.A. of Mexico, for a total consideration of US$85,000,000, corresponding to 42,650,000 series "O" shares, representing 8,276% of the share capital of the company, and 66,666,000 convertible bonds;

- On May 21, 2002, Fitch, the international rating agency, lowered the short- and long-term ratings of BCP to `F1' from `F1+' and to `A+' from `AA-` respectively and changed the long-term rating outlook to stable from negative.

- On August 2, 2002, we announced that our subsidiary BPABank has submitted an application requesting authorization from the Office of the Controller of the Currency to acquire all the capital stock of Interbank of New York and to merger this bank into BPABank. The authorization is a mandatory condition to the conclusion of the negotiations of the transaction. This acquisition is part of the consolidation and development of our activities in the USA and Canada, and will complement the "Community Banks" clients segment approach in the East Coast, developed through BPABank. The estimated total investment will be of approximately USD 35 million.

Results of Operations - Six Months Ended June 30, 2002

Summary

Consolidated net income amounted to 320,873 thousands of euros during the first half of 2002, down 9.3% from 353,753 thousands of euros in the same period of 2001 (181,721 thousands of euros in the first six months of 2000). Return on equity stood at 32.1% at the first half of 2002 (32.6% at the first half of 2001 and 26.1% at the first half of 2000), with return on assets at 1.1% in the same period (1.2% at the first half of 2001 and 0.7% at the first half of 2000).

Our consolidated net income was assisted by continuing cost control efforts, specifically in the domestic business. The implementation of our new commercial model, based on a specialized approach to both the creation and distribution of financial products and services, also had a positive effect. However, these favorable developments were offset by the continuing poor economic conditions. Trading and commission income were particularly affected, and credit provisions saw an increase, mainly as a result of the provisioning of personally-guaranteed loans in accordance with Regulation 7/2000 of the Bank of Portugal.

During the first half of 2002, under the process of rationalization of real-estate and in order to optimize capital allocation, we booked capital gains arising from the sale of premises to the Bank's pension fund. These capital gains were in the same amount as additional pension liabilities, market risk and credit risk provisions (85 million euros) with the result that these effects totally offset each other, having no impact on consolidated net income.

Our increased shareholding in NovaBank and the fact that we became the majority shareholder of Banco Internacional de Mocambique after having merged it with Banco Comercial de Mocambique led to both these institutions being fully consolidated from the end of 2001. As these interests were previously consolidated using the proportional method, the financial statements for the first half of 2002 are not directly comparable to those for previous periods.

Under US GAAP, consolidated results amounted to a loss of 60,882 thousands of euros during the first half of 2002, compared to losses of 624,267 thousands of euros during the first half of 2001 and of 60,242 thousands of euros for the same period of 2000. The principal reason for the difference in results under Portuguese GAAP and US GAAP refers to goodwill and impairment in the value of the "available for sale portfolio" (non consolidated financial participations and investment securities ). In relation to goodwill, under Portuguese GAAP, goodwill is charged off against shareholders' equity whereas under US GAAP goodwill is recorded under FAS 141 and FAS 142 as an intangible asset, with an impairment test being required. The impairment charge was recorded under US GAAP in the income statement. For the "available for sale portfolio" the impairment in the value of the securities was charged directly to the income statement under US GAAP, whereas under Portuguese GAAP, rule 4/2002 of the Bank of Portugal requires a partial provision to be charged against shareholders' equity. See note 5 to the annexed Consolidated Financial Statements.

Net Income

Our net income was affected by several factors including: the volume of business; interest margins; changes in the mix of assets and liabilities; provisions for loan losses; capacity to generate non-interest income; ability to control operating expenses and the level of income taxes.

The table below summarizes the principal components of the Group's net income for the periods under review:

                                                Six months ended June 30,
                                          -------------------------------------
                                            2002          2001           2000
                                         ----------    ----------    ----------
                                                (in thousands of euros)

Interest income                           1,492,564     1,721,360     1,418,682
Interest expense                           (828,530)   (1,051,591)     (798,223)
                                         ----------    ----------    ----------
Net interest income                         664,034       669,769       620,459
Provision for loan losses                  (175,687)     (125,640)     (150,031)
Other income                                756,790       646,569       680,993
Other expenses                             (844,628)     (763,200)     (760,074)
                                         ----------    ----------    ----------
Income before taxes                         400,509       427,498       391,347
Provision for income taxes                  (41,928)      (25,070)      (51,601)
Minority interests, net of income taxes     (37,708)      (48,675)      (55,984)
Pre-acquisition net income                       --            --      (102,041)
                                         ----------    ----------    ----------
Net income attributable to the Bank         320,873       353,753       181,721
                                         ==========    ==========    ==========

Net Interest Income

Consolidated net interest income stood at 664,034 thousands of euros in the first six months of 2002, down 0.9% from 669,769 thousands of euros in the same period of 2001 (620,459 thousands of euros in the first half of 2000). The main influences on the evolution of net interest income were higher business volumes, with both loans to customers and total customers' funds increasing from their June 30, 2001 level, and the efforts to keep adequate interest spreads, with the net interest margin increasing to 2.6% in the first half of 2002 from 2.5% in the first half of 2001. However, these effects were offset by the impact of credit securitization, with total loans securitized up to June 30, 2002 totaling 1,828 million euros (mortgages and consumer loans).

The following table analyzes the estimated change in our net interest income attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, changes in their respective interest rates and changes in the volume/rate mix. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.

                                                      First half 2002 / First half 2001
                                          -----------------------------------------------------------
                                                      Increase (decrease) due to changes
                                          -----------------------------------------------------------
                                            Volume         Rate       Rate/volume mix     Net change
                                          ----------    ----------   -----------------   ------------
                                                           (in thousands of euros)

INTEREST EARNING ASSETS
Deposits in Banks
        Deposits at Central Bank            (3,876)        (6,222)          (7,865)         (17,963)
        Other                              (21,032)        43,344           (2,055)          20,257
Trading Account Securities                  (1,737)           555           (1,714)          (2,896)
Investment Account Securities              (11,180)       (12,275)         (18,934)         (42,389)
Loans, net                                  34,813       (121,664)         (98,954)        (185,805)
TOTAL INTEREST EARNING ASSETS              (12,262)      (103,612)        (112,922)        (228,796)

INTEREST BEARING LIABILITIES
Due to Banks
        Repayable on Demand                   (391)          (540)            (764)          (1,695)
        With Agreed Maturity date          (58,346)       (17,146)         (65,733)        (141,225)
Due to Customers
        Repayable on Demand                  1,858         (6,130)          (5,165)          (9,437)
        With Agreed Maturity date            1,700        (40,671)         (39,848)         (78,819)
Debt Securities                             27,956        (24,595)          (9,321)          (5,960)
Subordinated Debt                           13,203         (4,119)           4,991           14,075
TOTAL INTEREST BEARING LIABILITIES          (4,834)      (107,687)        (110,540)        (223,061)

NET INTEREST INCOME                         (7,429)         4,075           (2,381)          (5,735)

Provisions for Loan Losses

The Bank of Portugal requires credit institutions to set aside provisions for amounts past due on loans, as well as for the remaining principal of such loans, doubtful loans and for restructured loans. Furthermore, according to Bank of Portugal's regulations, provisions for general risks, which are made in addition to specific provisions, should be a minimum of 1% of each institution's performing loans and guarantees, net of past due loans. In January 1999, the Bank of Portugal increased this percentage to 1.5% in the case of consumer credit (see "Item 4. Information on the Bank - E. Additional Specialized Industry Disclosures - Assets - Specific and General Provisions for Loan Losses" included in the 2001 annual report on Form 20-F).

Our policy of setting aside prudent provisions for non-performing loans (including loan payments past due more than 90 days plus the remaining principal of such loans and restructured loans), expressed in the high degrees of provision coverage in previous years continued to be pursued during the first half of 2001. This policy is based on criteria designed to maintain risk coverage levels that comply with the levels required by the applicable regulations and also reflect the economic assessment of individual credit risks.

The pursuance of this provisioning policy, and the application of Regulation 7/2000 of the Bank of Portugal, under which full provisioning was required for loans overdue by more than 18 months collaterized by personal guarantees, have led to a 39.8% increase in provisions for loan losses, to 175,687 thousands of euros in the first half of 2002 from 125,640 thousands of euros in the same period of 2001(150,031 thousands of euros in the first six months of 2000).

Other Income

Other income totaled 756,790 thousands of euros in the first half of 2002, 17.0% up from 646,569 thousands of euros in the first half of 2001(680,993 thousands of euros in the same period of 2000). This performance was mainly attributable to a capital gain of 85 million euros on the sale of premises to BCP's pension fund, as explained below. Net of this impact, other income increased 3.9% to 671,790 thousands of euros in the six month period ended June 30, 2002, buoyed by increased commissions, as described in more detail below, and recoveries of charged-off loans.

Net trading gains (net exchange gains plus net gains on trading securities) amounted to 74,190 thousands of euros in the first half of 2002, 6.3% up from 69,796 thousands of euros in the same period of 2001 (92,020 thousands of euros in the first half of 2000). This increase was mainly attributable to the full consolidation of Banco Internacional de Mocambique and NovaBank from the beginning of 2002: on a comparable basis, this heading decreased 2.9% (to 74,190 thousands of euros in the first half of 2002 from 76,401 thousands of euros in the first half of 2001), mainly as a result of the poor performance of financial markets.

The table below describes the composition of our other income for the periods under review:

                                                   Six months ended June 30,
                                                 -----------------------------
                                                   2002       2001       2000
                                                 -------    -------    -------
                                                     (in thousands of euros)

Commissions and fees on banking operations       288,791    278,896    316,204
Net exchange differences                          11,660     11,590     15,910
Net gains / (losses) on trading securities        62,530     58,206     76,110
Other                                            393,809    297,877    272,769
                                                 -------    -------    -------
                                                 756,790    646,569    680,993
                                                 =======    =======    =======

The following table discloses the main components of total commissions and fees earned on banking operations for the periods under review:

                                                   Six months ended June 30,
                                                 -----------------------------
                                                   2002       2001       2000
                                                 -------    -------    -------
                                                     (in thousands of euros)

Guarantees                                        30,352     24,657     26,623
Credit and commitments                             6,451      5,662      6,862
Collections                                       20,825     22,686     25,834
Administration of securities                       3,106      5,344      9,203
Management and intervention fees                  57,583     57,468     57,809
Transfer and card fees                            71,220     61,683     54,334
Factoring operations                               4,410      4,106      5,728
Operation on securities                           15,981     22,949     67,040
Other commissions                                 78,863     74,341     62,771
                                                 -------    -------    -------
                                                 288,791    278,896    316,204
                                                 =======    =======    =======

Commissions and fees on banking operations amounted to 288,791 thousands of euros in the first six months of 2002, growing 3.5% from 278,896 thousands of euros during the same period of 2001 (316,204 thousands of euros in the first half of 2000). The performance of debit and credit card commissions, that increased 15.5% to 71,220 thousands of euros in the first half of 2002 from 61,683 thousands of euros in the same period of 2001 (54,334 thousands of euros in the first half of 2000) and of fees earned on guarantees granted (30,352 thousands of euros in the first six months of 2002, up 23.1% from 24,657 thousands of euros in the same period of 2001, compared to 26,623 thousands of euros in the first half of
2000), compensated lower commissions from operation on securities (15,981 thousands of euros in the first half of 2002, 22,949 thousands of euros in the first half of 2001 and 67,040 thousands of euros in the first half of 2000), resulting from the weakened capital markets.

The table below shows the major components of other non-interest income:

                                                                      Six months ended June 30,
                                                                   -------------------------------
                                                                     2002        2001        2000
                                                                   -------     -------     -------
                                                                       (in thousands of euros)

Income from securities
    Income from investment account securities                       13,894      39,335      26,395
    Income from investments:
        In associated companies                                     25,772      11,798      12,168
        Arising by the equity method of consolidation               74,113      80,393      68,372
                                                                   -------     -------     -------
                                                                   113,779     131,526     106,935
                                                                   -------     -------     -------

Other income
    Income from services                                            36,956      34,496      33,832
    Recovery of charged-off loans                                   45,374      38,255      35,047
    Checks and reimbursement of expenses                            25,513      23,605      20,063
    Income from leasing operations                                   1,180       3,035       1,114
    Recovery of expenses                                             8,279      12,917      10,148
    Gains on the sale of other investments and fixed assets         88,786       3,986      37,305
    Other                                                           73,942      50,057      28,325
                                                                   -------     -------     -------
                                                                   280,030     166,351     165,834
                                                                   -------     -------     -------

Total                                                              393,809     297,877     272,769
                                                                   =======     =======     =======

Other non-interest income, which amounted to 393,890 thousands of euros in the first half of 2002, exceeding by 32.2% other non-interest income of 297,877 thousands of euros in the same period of 2001 (272,769 thousands of euros in the first half of 2000) was influenced by a capital gain of 85 million euros on the sale of premises to the Bank's pension fund, following our strategy to optimize capital allocation and rationalize real-estate assigned to operations. We reinforced the fund's assets, thus counterbalancing the influence of the decrease of returns on financial assets. Net of this impact, other net operating income increased 3.7% to 308,809 thousands of euros in the first six months of 2002, buoyed by higher recoveries of charged-off loans.

The lower contribution from equity accounted associates led to a 13.5% drop in income from securities, to 113,779 thousands of euros in the first half of 2002 from 131,526 thousands of euros in the same period of the previous year (106,935 thousands of euros in the first six months of 2000). This reduction was mainly attributable to a decreased contribution from Eureko, which itself was influenced by the booking of non-recurring income in the first half of 2001 and by the negative performance of capital markets in the first half of 2002.

Other Expenses

Other expenses amounted to 844,628 thousands of euros in the first half of 2002, up from 763,200 thousands of euros in the first half of 2001 and from 760,074 thousands of euros in the same period of 2000. The 10.7% increase from the first half of 2001 to the same period of 2002 resulted from charging provisions totaling 43 million euros related to pension liabilities and to market risks. Excluding this impact, other expenses rose by 5.0% to 801,628 thousands of euros in the first half of 2002. This increase was due to our operations outside Portugal, where there is a significant number of recent and high-growth projects. The evolution of domestic operating costs on the other hand benefited from continuing control and rationalization efforts.

The following table describes the main components of our other expenses for the periods under analysis:

                                            Six months ended June 30,
                                          -----------------------------
                                            2002       2001       2000
                                          -------    -------    -------
                                             (in thousands of euros)

Salaries                                  335,770    329,959    343,229
Pensions                                   43,366     35,745     38,217
Other administrative costs                262,879    251,074    236,127
Depreciation                               81,403     69,385     71,884
Other                                     121,210     77,037     70,617
                                          -------    -------    -------
                                          844,628    763,200    760,074
                                          =======    =======    =======

Staff costs, inclusive of salaries and pensions, totaled 379,136 thousands of euros in the first half of 2002, 3.7% up from 365,704 thousands of euros in the same period of 2001 (381,446 thousands of euros in the first six months of 2000). This heading was affected by higher pension fund contributions and also by the full consolidation of Banco Internacional de Mocambique and NovaBank from the beginning of 2002, as the increase in staff costs was only 1.9% on a comparable basis. The rationalization efforts were reflected in a decrease in staff numbers: at June 30, 2002 we had 14,022 employees in Portugal, compared to 14,727 employees on the same date of 2001.

The impact of non-domestic operations was particularly clear in the evolution of other administrative costs and depreciation. Other administrative costs amounted to 262,879 thousands of euros in the first six months of 2002, a 4.7% increase from 251,074 thousands of euros in the same period of 2001 (236,127 thousands of euros in the first half of 2000), while depreciation rose 17.3% to 81,403 thousands of euros in the first half of 2002 from 69,385 thousands of euros in the same period of the previous year (71,884 thousands of euros in the same period of 2000).

The following table describes the main components of other expenses for the periods under analysis:

                                                    Six months ended June 30,
                                                  -----------------------------
                                                    2002       2001       2000
                                                  -------    -------    -------
                                                     (in thousands of euros)

Commissions
  Guarantees                                          235        179        315
  Banking services                                 20,869     10,402     15,534
  Securities operations                             3,584      3,628      6,071
  Other services                                   18,848     24,063     11,512
                                                  -------    -------    -------
                                                   43,536     38,272     33,432
                                                  -------    -------    -------

Other expenses
  Indirect taxes                                   19,681      7,530      6,120
  Capital losses in tangible and intangible assets    274        736      1,037
  Other                                            15,701     25,325     37,054
                                                  -------    -------    -------
                                                   35,656     33,591     44,211
                                                  -------    -------    -------

Other provisions
  For trading account securities                      108         61        190
  For investment account securities                19,462        774     28,767
  For pension costs                                22,050        512    (27,655)
  For other liabilities and charges                  (808)     3,977     (8,574)
  Other provisions                                  1,206       (150)       246
                                                  -------    -------    -------
                                                   42,018      5,174     (7,026)
                                                  -------    -------    -------

Total                                             121,210     77,037     70,617
                                                  =======    =======    =======

Other expenses totaled 121,210 thousands of euros in the first half of 2002, compared to 77,037 thousands of euros in the same period of 2001 (+57.3%) and to 70,617 thousands of euros in the same period of 2000. As mentioned before, other expenses include provision charges for BCP's pension liabilities (booked under other provisions for pension costs) and for market risks (booked under other provisions for investment account securities) totaling 43 million euros. Excluding this impact, total other expenses rose by 1.5% to 78,210 thousands of euros in the first six months of 2002.

Provision for Income Taxes

The provision for income taxes is determined by each of our subsidiaries in keeping with the tax rates applicable on an individual basis. This heading amounted to 41,928 thousands of euros during the first half of 2002, compared to 25,070 thousands of euros during the first six months of 2001and to 51,601 thousands of euros million in the same period of 2000.

Minority Interests, net of Income Taxes

Minority interests, net of income taxes, amounted to 37,708 thousands of euros in the first half of 2001, down from 48,675 thousands of euros in same period of 200 and from 55,984 thousands of euros in the same period of 2000. This decrease was mainly attributable to the change of the consolidation method of NovaBank, as explained before. Following our increased shareholding in this Greek bank, we fully consolidate NovaBank from the beginning of 2002, whereas it was previously consolidated by the proportional method.

Pre-acquisition net income

In the first half of 2000, part of the net income of Banco Portugues do Atlantico, Banco Mello and Banco Pinto & Sotto Mayor not attributable to the Group was booked under this heading. These companies were subsequently merged into BCP (Banco Mello and Atlantico in June 2000 and Banco Pinto & Sotto Mayor in December 2000).

Financial Condition

Net loans and advances to customers rose by 3.1% to 43,746,806 thousands of euros at June 30, 2002 from 42,426,197 thousands of euros at the same date of 2001. This performance was influenced by the securitization of mortgage and consumer loans, whose impact, including general provisions, was 1,652,413 thousands of euros. Excluding this effect, net loans and advances to customers thus increased 7.3%. In spite of the continuing harsh economic climate, loans to individuals grew at a steep pace, with the Group's efforts to optimize risks resulting from the acquisitions in 2000 explaining a more moderate growth in corporate loans. See "Interim Report of Banco Comercial Portugues, S.A. and Consolidated Subsidiaries as of and for the six months ended June 30, 2002 - Assets - Loan Portfolio".

Amounts due to customers stood at 28,244,727 thousands of euros at the end of the first half of 2002, a 4.1% increase from 27,132,604 thousands of euros at June 30, 2001. This performance, worth noting in the current economic conditions, profited from the implementation of our new commercial model, from investors' greater preference for low risk products and from the competitiveness of our offer.

Segmental Reporting

We are engaged in a wide variety of banking and related financial services activities, in Portugal and internationally. The following analysis addresses the performance of the major business segments, a description of which is also provided in Note 5 to our annexed Consolidated Financial Statements.

Commercial Banking

Commercial banking dominates our business in terms of both turnover and profits, and it is undertaken chiefly by our commercial networks in Portugal. These act essentially as our marketing and distribution channels, serving the financial needs of specific market segments. Additionally, we have set up several banking subsidiaries in countries that have close affinity with Portugal, or in markets that present high growth prospects. These include Banco Comercial de Macau, Banco Internacional de Mocambique, Banque BCP (France e Luxembourg), NovaBank (Greece), BPABank (United States) and SottoBank (Canada).

Commercial banking generated net income of 276,017 thousands of euros in the first half of 2002, down 13.7% from 319,988 thousands of euros in the same period of 2001. The favorable impact of continuing cost control efforts, specifically in the domestic business, and of the implementation of our new commercial model, based on a specialized approach to both the creation and distribution of financial products and services, were offset by the continuing poor economic conditions and by the development of our operations outside Portugal, where there is a significant number of recent and high-growth projects. Trading and commission income were particularly affected by the economic climate, and credit provisions saw an increase, mainly as a result of the provisioning of personally-guaranteed loans in accordance with Regulation 7/2000 of the Bank of Portugal. The decrease in net interest income was caused by credit securitization.

The decrease in loans and advances to customers, to 39,617,063 thousands of euros at the end of the first half of 2002 from 40,568,774 thousands of euros at June 30, 2001 was caused by credit securitization, that totaled 1,337 million euros (including provisions) in the commercial banking segment. Excluding this impact, loans and advances to customers increased 1.0% to 39,617,063 thousands of euros at the end of the first half of 2002 from 39,231,956 thousands of euros at June 30, 2001.

The performance of amounts owed to customers, which increased 3.2% to 27,042,821 thousands of euros at June 30, 2002 from 26,207,638 thousands of euros at the same date of 2001 profited from the implementation of the Group's new commercial model, from investors' greater preference for low risk products and from the competitiveness of the Group's offer.

Other Business Segments

In order to meet the diversified financial needs of its customer base, we are also involved in other businesses, including investment banking, asset management, specialized credit and consumer credit. Within the scope of its cross-selling strategy, the banking networks also act as distribution channels for the products and services of these business segments.

Investment Banking. BCP Investimento is our subsidiary for investment banking. This segment's net income for the first half of 2002 amounted to 14,534 thousands of euros, an increase of 39.7% when compared to 10,405 thousands of euros in the first half of 2001, as a result of increased income from investment banking activities, capital markets and equity derivatives, despite the poor performance of fees from securities operations.

Asset Management. During the first half of 2002, we continued to lead the domestic securities investment fund market, notwithstanding the unfavorable situation of the economy and the acute volatility of the capital markets. AF Investimentos, a company focusing on securities and property unit trust funds management and personalized portfolio management, is our subsidiary for asset management.

This business segment returned net income in the sum of 4,591 thousands of euros in the first half of 2002, down 18.2% from 5,610 thousands of euros in the same period of 2001. Net income was affected by the impact of the performance of capital markets on commissions that offset the decrease of operating costs achieved by reorganization. Although being more affected by the performance of capital markets than other Portuguese asset managers, given the riskier nature of our product mix, we kept market leadership in mutual funds.

Specialized Credit. We are engaged in the factoring and in equipment and real estate leasing through Leasefactor, a holding company for our companies specializing in these businesses. Net income was 8.2% up to 4,847 thousands of euros in the first half of 2002 from 4,480 thousands of euros in the same period of 2001, reflecting higher net interest income, a lower need for provisions for credit risks and stringent cost control.

Loans and advances to customers granted by the specialized credit segment increased by 9.5% to 2,691,100 thousands of euros at the end of the first half of 2002 from 2,456,960 at June 30, 2001, mainly as a result of the strong performance of the factoring business. Leasing increased at a more moderate pace, as it was affected by poor market conditions. We kept market leadership in both leasing and factoring businesses.

Consumer Credit. According to the strategy we defined for the consumer credit business, Interbanco centralizes the car financing business at the point of sale, while CrediBanco undertakes the remaining consumer credit business outside the commercial banking networks. This segment returned net income amounting to 5,719 thousands of euros in the first half of 2002, compared to 8,606 thousands of euros in the same period of 2001. The decrease in net interest income, to 29,115 thousands of euros in the first half of 2002 from 33,979 thousands of euros in the same period of 2001, chiefly reflected the impact of credit securitization.

The loan portfolio stood at 769,765 thousands of euros at June 30, 2002, down from 774,648 thousands of euros at the same date of 2001. This decrease resulted from the impact of securitization, with credit securitized by this segment amounting to 281 million euros from the end of June 2001 to the end of the first half of 2002, including provisions. Excluding this impact, loans and advances to customers increased 54.6% to 769,765 thousands of euros at June 30, 2002 from 498,060 thousands of euros at the same date of 2001.

ServiBanca. ServiBanca centralizes the common operational and management support units, providing services to the companies of the Group. Its costs are allocated in full to the various companies that make use of its services. In the first half of 2002, ServiBanca's net income amounted to 20,100 thousands of euros, compared to 84 thousands of euros in the first half of 2001. This increase resulted from capital gains arising from the sale of premises booked in ServiBanca to BCP's pension fund, under the process of rationalization of real-estate and in order to optimize capital allocation.

                               SEGMENTAL REPORTING

                    ---------------------------------------------------------------------------------------------------------
                                  Commercial                             Investment                         Asset
                                   Banking                                Banking                         Management
                    ---------------------------------------------------------------------------------------------------------
(in thousands         1st half     1st half     1st half     1st half     1st half     1st half  1st half  1st half  1st half
  of euros)             2002         2001         2000         2002         2001         2000      2002      2001      2000
-----------------------------------------------------------------------------------------------------------------------------

Net interest           585,556      626,292      513,579       7,066        2,780        6,356     2,085     3,753     1,847
   Income

Provisions for
   loans losses        160,662      122,903      139,518       6,932       (1,794)       2,492        --        --        --

Commissions
   and other net
   income              563,208      484,001      806,130      40,150       23,640       35,786     6,296     9,033    22,616

Transformation
   costs               682,913      627,747      630,759      19,449       15,548       17,987     3,142     6,549     4,987

Net income             276,017      319,988      514,569      14,534       10,405       15,099     4,591     5,610    15,027

-----------------------------------------------------------------------------------------------------------------------------

Total Assets        70,144,656   69,194,080   78,383,159   3,179,582    2,789,558    4,461,352   158,245   187,289   123,588

Loans and
   advances to
   customers        39,617,063   40,568,774   34,587,593     361,187      363,439      662,537        --        --        --

Amounts owed
   to customers     27,042,821   26,207,638   28,085,377     238,917       57,792      302,467        --        --        --

-----------------------------------------------------------------------------------------------------------------------------




                   -------------------------------------------------------------------------------------------------------
                                Specialized                       Consumer                        ServiBanca
                                  Credit                           Credit                     (Service Provider)
                   -------------------------------------------------------------------------------------------------------
(in thousands         1st half    1st half    1st half  1st half  1st half  1st half   1st half    1st half    1st half
  of euros)             2002        2001        2000      2002      2001      2000       2002        2001        2000
--------------------------------------------------------------------------------------------------------------------------

Net interest           24,140      21,889      21,073    29,115    33,979    38,121     (4,277)     (7,826)     (4,764)
   Income

Provisions for
   loans losses         4,655       7,615       4,884    13,515    14,775    15,101         --          --          --

Commissions
   and other net
   income                 608       4,612       1,465    17,335    17,256    10,622    196,475     153,905     131,721

Transformation
   costs               12,382      12,528      12,029    26,989    24,483    23,678    172,098     145,995     125,875

Net income              4,847       4,480       4,487     5,719     8,606     7,282     20,100          84       1,082

--------------------------------------------------------------------------------------------------------------------------

Total Assets        2,730,282   2,523,006   2,350,579   898,579   941,746   923,597    266,621     377,118     332,459

Loans and
   advances to
   customers        2,691,100   2,456,960   2,275,623   769,765   774,648   801,896         --          --          --

Amounts owed
   to customers            --          --          --    21,662   117,555   134,292         --          --          --

--------------------------------------------------------------------------------------------------------------------------




                    -------------------------------------

                                   BCP Group
                    -------------------------------------
(in thousands          1st half     1st half     1st half
  of euros)              2002         2001         2000
---------------------------------------------------------

Net interest            664,034      669,769      620,459
   Income

Provisions for
   loans losses         175,687      125,640      150,031

Commissions
   and other net
   income               635,580      569,532      610,376

Transformation
   costs                723,418      686,163      689,457

Net income              320,873      353,753      181,721

---------------------------------------------------------

Total Assets         60,326,309   62,441,229   58,360,357

Loans and
   advances to
   customers         43,746,806   42,426,197   37,847,091

Amounts owed
   to customers      28,244,727   27,132,604   29,237,208

---------------------------------------------------------

Capital

Our capital management policy is designed to ensure a prudent level of capital despite a rapid growth of assets. For this reason, we have raised capital prior to and in support of future growth. We also seek to allocate capital resources efficiently among the Bank and its subsidiaries.

The following table reflects the components of our total capital resources for the periods under review:

                                                       June 30,
                                      -----------------------------------------
                                         2002           2001           2000
                                      -----------    -----------    -----------
                                               (in thousands of euros)

Long-term debt (1)                      8,941,168      7,351,835      5,769,660
Subordinated debt                       2,882,675      2,748,622      1,345,209
Shareholders' equity
   Capital stock                        2,326,715      2,326,715      2,042,972
   Share premium                          715,117        715,203      2,634,950
   Retained earnings and reserves      (1,178,122)      (809,012)    (1,985,038)
                                      -----------    -----------    -----------
Total shareholders' equity              1,863,710      2,232,906      2,692,884
Minority interests                      1,365,633      1,267,217      1,377,564
                                      -----------    -----------    -----------
Total capitalization                   15,053,186     13,600,580     11,185,317
                                      ===========    ===========    ===========

----------
(1)   Debt securities maturing at more than 12 months.

Our total capitalization amounted to 15,053,186 thousands of euros at June 30, 2002, up 10.7% from 13,600,580 thousands of euros at the end of the first half of 2001 (11,185,317 thousands of euros at June 30, 2000). This increase was mainly attributable to the issue of long term debt, whose balance rose to 8,941,168 thousands of euros at June 30, 2002 from 7,351,835 thousands of euros at the same date of 2001, chiefly reflecting the issuance of medium term notes under the USD 8 billion Euro Note Program of BCP Finance Bank, and also of bonds, as a result of our focus on creating and placing bond issues and structured products targeting the retail market.

The increase in our consolidated capitalization from June 30, 2000 to June 30, 2001 resulted also from higher issuance of medium term notes and of bonds, together with subordinated debt and share capital increases. The evolution of the share premium from June 30, 2000 to the same date of 2001 was related to the booking of merger reserves arising from the incorporation into BCP of Banco Pinto & Sotto Mayor and of Banco Mello and to restructuring costs and fair-value adjustments.

Changes in shareholders' equity for the twelve-month period ended June 30, 2002, occurred as follows:

                                                                               (USD in     (Euros in
                                                                             thousands)    thousands)
                                                                             ----------    ----------

Balance at June 30, 2001                                                     2,200,751      2,232,906
Goodwill arising on consolidation                                             (456,456)      (463,125)
Dividends paid                                                                (342,989)      (348,000)
Distribution to employees                                                      (19,385)       (19,668)
Provisions for investments (regulation 4/2002 of the Bank of Portugal)         (10,849)       (11,008)
Costs related with the increase in share capital                                  (180)          (182)
Restructuring costs (rationalization program of the banking business)          141,989        144,064
Net income                                                                     531,034        538,792
Exchange differences arising from consolidation                               (102,901)      (104,405)
Other reserves arising on consolidation                                       (104,142)      (105,664)
                                                                            ----------     ----------
Balance at June 30, 2002                                                     1,836,872      1,863,710
                                                                            ==========     ==========

Shareholders' equity amounted to 2,232,906 thousands of euros at June 30, 2001, compared to 2,692,884 thousands of euros at the end of the first half of 2000. The impact of the increases in share capital and of net income was more than compensated for by the decreasing effect of charging restructuring costs and fair value adjustments to reserves, following the 2000 acquisitions and the rationalization programs that were implemented subsequently. As described above, part of the goodwill that was previously written-off against reserves - mainly on the acquisition of Banco Pinto & Sotto Mayor and of Banco Mello - was reclassified as merger reserves charged against share premium, following its merger into BCP: the increasing effect shown under "other goodwill arising on consolidation" above is compensated for by decreasing effects related to the merger reserves.

The Bank's consolidated risk-asset ratios based on the Basle Committee on Banking Regulations and Supervisory Practices guidelines have been calculated as follows:

                                                                          June 30,
                                                         -------------------------------------------
                                                            2002            2001            2000
                                                         -----------     -----------     -----------
                                                                  (in thousands of euros)

Risk-weighted assets                                      40,511,821      43,585,836      40,125,678
Risk-weighted off-balance sheet items                      9,351,174       6,241,580       6,777,774
                                                         -----------     -----------     -----------
Total risk-weighted assets and off-balance sheet items    49,862,995      49,827,416      46,903,452
                                                         ===========     ===========     ===========

Tier One Capital                                           2,967,951       3,844,980       3,688,077
Tier Two Capital                                           2,573,494       2,892,815       1,691,154
Deductions                                                  (636,219)     (1,477,190)       (827,167)
                                                         -----------     -----------     -----------
Total Capital                                              4,905,226       5,260,605       4,552,064
                                                         ===========     ===========     ===========

Risk asset ratios (%)
        Tier One Capital                                        5.95%           7.72%           7.86%
        Tier Two Capital                                        3.89%           2.84%           1.84%
        Total Capital                                           9.84%          10.56%           9.71%

On December 18, 1989, the European Union adopted a directive on solvency ratios for credit institutions setting minimum mandatory capital standards, setting a minimum risk weighted-asset ratio of 8.0% as of December 31, 1992. In 1990, the Bank of Portugal adopted this directive and established minimum total capital ratios of 4.0% in 1990, 6.0% in 1991 and 8.0% in 1992. In December 1996, and in keeping with Directive 93/6/EEC of the European

Community ("Capital Adequacy Directive" or "CAD"), the Bank of Portugal issued the Notices nos. 7/96, 8/96 and 9/96. These introduced measures relating to market-risk cover (position, underwriting and settlement), the calculation of own funds required to cover market risks, and alterations to the rules for the calculation of major risks linked to trading portfolios. The CAD established the conditions for protection, via total capital, against losses or capital losses on securities portfolios. It also covered other losses related to trading activities, currency operations and the provision of securities' services, in addition to the portfolio position, risks of physical and financial settlement, exchange-rates and major credit exposures.

According to the definition of "own funds" established by the Bank of Portugal, BCP's risk-weighted asset ratios were 8.8% at June 30, 2002, 9.5% at June 30, 2001 and 8.7% at June 30, 2000.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BANCO COMERCIAL PORTUGUES, S.A.




By:                                             By:
    --------------------------------                ----------------------------
    Antonio Rodrigues                               Luis Gomes
    Member of the Board of Directors                General Manager




Dated: August 27, 2002

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                         Six months ended June 30,
                                                                             -----------------------------------------------
                                                                                 2002             Jun 02           Jun 01
                                                                             -------------      -----------      -----------
                                                                             (Thousands of
                                                                             U.S. Dollars)         (Thousands of Euros)
                                                                             -------------     -----------------------------
ASSETS

   Cash and due from banks                                                        935,219          948,883        1,271,819
   Deposits with the Central Bank under monetary regulations                    1,569,248        1,592,175        1,561,434
   Interest-earning deposits and advances to credit institutions                2,910,882        2,953,411        5,236,829
   Treasury bills and other government bonds
        Without repurchase agreement                                              129,991          131,890          212,164
        With repurchase agreement                                                   6,608            6,705           10,387
   Treasury stock                                                                  23,638           23,984            7,566
   Trading account securities                                                     226,638          229,949          308,071
   Investment account securities                                                6,353,074        6,445,895        6,951,521

   Loans and advances to customers                                             44,000,806       44,643,675       43,339,827
   Allowance for loan losses                                                     (883,954)        (896,869)        (913,630)
                                                                              -----------      -----------      -----------
       Loans and advances to customers, net                                    43,116,852       43,746,806       42,426,197

   Premises                                                                       881,174          894,048          994,312
   Equipment, other fixed assets and Goodwill                                     414,176          420,227          366,671
   Sundry assets                                                                2,890,110        2,932,336        3,094,258
                                                                              -----------      -----------      -----------
             Total Assets                                                      59,457,610       60,326,309       62,441,229
                                                                              ===========      ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

   Due to banks
        Repayable on demand                                                       423,045          429,226          459,192
        With agreed maturity date                                              10,808,056       10,965,966       15,943,261
                                                                              -----------      -----------      -----------
                                                                               11,231,101       11,395,192       16,402,453
   Due to customers
        Repayable on demand                                                    11,700,388       11,871,335       10,903,282
        With agreed maturity date                                              15,600,824       15,828,758       15,949,928
        Securities and other assets sold under repurchase agreement               536,791          544,634          279,394
                                                                              -----------      -----------      -----------
                                                                               27,838,003       28,244,727       27,132,604

   Debt securities                                                             11,939,101       12,113,536       10,079,201
   Accrued interest, other liabilities and provisions                           2,425,400        2,460,836        2,578,226
   Subordinated debt                                                            2,841,165        2,882,675        2,748,622
                                                                              -----------      -----------      -----------
             Total Liabilities                                                 56,274,770       57,096,966       58,941,106
                                                                              -----------      -----------      -----------

   Shareholders' Equity

     Capital stock, fully authorized, subscribed and paid-up                    2,293,210        2,326,715        2,326,715
     Share premium                                                                704,819          715,117          715,203
     Retained earnings and reserves                                            (1,161,157)      (1,178,122)        (809,012)
                                                                              -----------      -----------      -----------
             Total Shareholders' Equity                                         1,836,872        1,863,710        2,232,906
   Minority interests                                                           1,345,968        1,365,633        1,267,217
                                                                              -----------      -----------      -----------

             Total Liabilities, Shareholders' Equity and Minority interests    59,457,610       60,326,309       62,441,229
                                                                              ===========      ===========      ===========


The accompanying notes are an integral part of these financial statements.

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                    Six months ended June 30,
                                                              --------------------------------------------------------------------
                                                                   2002             Jun 02            Jun 01            Jun 00
                                                              --------------    --------------    --------------    --------------
                                                              (Thousands of
                                                               U.S. Dollars
                                                              except for per
                                                              share amounts)     (Thousands of Euros except for per share amounts)
                                                              ---------------   --------------------------------------------------

Interest income
  Interest on loans and advances to customers                      1,196,567         1,214,049         1,399,854         1,062,509
  Interest on trading account securities                               4,284             4,347             7,243             9,589
  Interest on investment account securities                           77,867            79,005           121,394           111,808
  Interest on deposits in banks                                      192,353           195,163           192,869           234,776
                                                              --------------    --------------    --------------    --------------
                                                                   1,471,071         1,492,564         1,721,360         1,418,682
                                                              --------------    --------------    --------------    --------------

Interest expense
  Interest on deposits by banks and
    other financial institutions                                     268,281           272,201           415,122           331,830
  Interest on customers  deposits                                    264,959           268,830           360,908           297,954
  Securities sold under repurchase agreement                           9,242             9,377             5,554               170
  Debt securities                                                    274,117           278,122           270,007           168,269
                                                              --------------    --------------    --------------    --------------
                                                                     816,599           828,530         1,051,591           798,223
                                                              --------------    --------------    --------------    --------------

Net interest income                                                  654,472           664,034           669,769           620,459
 Provision for loan losses                                           173,157           175,687           125,640           150,031
                                                              --------------    --------------    --------------    --------------

Net interest income after provision for loan losses                  481,315           488,347           544,129           470,428
                                                              --------------    --------------    --------------    --------------

Other income
  Commissions and fees on banking operations                         284,632           288,791           278,896           316,204
  Net exchange differences                                            11,492            11,660            11,591            15,910
  Net gains / (losses) on trading operations                          61,630            62,530            58,205            76,110
  Net gains / (losses) on sale of shares in subsidiaries
    and associated companies                                              --                --                --                --
  Other income                                                       388,138           393,809           297,877           272,769
                                                              --------------    --------------    --------------    --------------
                                                                     745,892           756,790           646,569           680,993
                                                              --------------    --------------    --------------    --------------

Other expenses
  Salaries                                                           330,935           335,770           329,959           343,229
  Pensions                                                            42,741            43,366            35,745            38,217
  Other administrative costs                                         259,093           262,879           251,074           236,127
  Depreciation / amortisation                                         80,231            81,403            69,385            71,884
  Other expenses                                                     119,465           121,210            77,037            70,617
                                                              --------------    --------------    --------------    --------------
                                                                     832,465           844,628           763,200           760,074
                                                              --------------    --------------    --------------    --------------

  Income before income taxes                                         394,742           400,509           427,498           391,347
  Provision for income taxes                                          41,325            41,928            25,070            51,601
                                                              --------------    --------------    --------------    --------------

  Net income                                                         353,417           358,581           402,428           339,746
  Minority interests, net of income taxes                            (37,165)          (37,708)          (48,675)          (55,984)
                                                              --------------    --------------    --------------    --------------

  Income from current activity                                       316,252           320,873           353,753           283,762
  Pre-acquisition net income                                              --                --                --          (102,041)
                                                              --------------    --------------    --------------    --------------

Net income attributable to the Bank                                  316,252           320,873           353,753           181,721
                                                              ==============    ==============    ==============    ==============

Net income per share of capital stock (in units)                        0.14              0.14              0.16              0.17
                                                              ==============    ==============    ==============    ==============
Weighted average shares oustanding                             2,326,714,877     2,326,714,877     2,217,846,014     1,050,128,355
                                                              ==============    ==============    ==============    ==============


The accompanying notes are an integral part of these financial statements.

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                       Six months ended June 30,
                                                                       ---------------------------------------------------------
                                                                           2002           Jun 02         Jun 01         Jun 00
                                                                       -------------    ----------     ----------     ----------
                                                                       (Thousands of
                                                                       U.S. Dollars)             (Thousands of Euros)
                                                                       -------------    ----------------------------------------

Cash flows arising from operating activities:
    Net income                                                              316,252        320,873        353,753        181,721
                                                                         ----------     ----------     ----------     ----------
    Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation                                                         80,231         81,403         69,385         71,884
        Provision for loan losses and other provisions                      214,570        217,705        107,850        143,005
        (Gains) / Losses on sale of equipment                               (86,970)       (88,240)        (1,228)          (339)
        Gains on sale of shares in subsidiaries                                  --             --             --             --
        Net changes in trading securities                                    24,707         25,068        (39,303)       250,645
        Net changes in treasury bills and other government
            bonds and securities under repurchase agreement                   6,033          6,121         28,067        (34,569)
        Bonuses paid to employees                                           (28,200)       (28,612)       (28,115)       (18,492)
                                                                         ----------     ----------     ----------     ----------
    Total adjustments                                                       210,371        213,445        136,656        412,134
                                                                         ----------     ----------     ----------     ----------
    Net cash provided to operating activities                               526,623        534,318        490,409        593,855
                                                                         ----------     ----------     ----------     ----------

Cash flows arising from investing activities:
    Net change in deposits with the Central Bank
      under monetary regulations                                            308,362        312,867        281,596     (1,031,515)
    Net change in interest-earning deposits
      and advances to credit institutions                                   978,058        992,348       (393,488)    (1,314,757)
    Investments securities purchased                                     (1,590,626)    (1,613,866)    (5,309,138)    (5,782,060)
    Proceeds from sale of investment securities                           1,205,944      1,223,563      6,131,784      2,636,028
    Proceeds from investment securities matured                             938,653        952,367        180,660      1,704,332
    Net change in loans made to customers                                (1,430,421)    (1,451,320)    (1,975,652)    (4,132,363)
    Acquisition of shares in subsidiaries                                   (29,229)       (29,656)      (167,453)    (1,263,352)
    Proceeds from sale of shares in subsidiaries                             32,814         33,294             --         49,834
    Acquisition of property and equipment                                  (113,984)      (115,649)      (133,276)       (81,080)
    Proceeds from sale of property and equipment                            234,167        237,588         18,058          2,309
    Other, net                                                              843,323        855,644       (341,912)      (181,686)
                                                                         ----------     ----------     ----------     ----------
    Net cash applied to investing activities                              1,377,061      1,397,180     (1,708,821)    (9,394,310)
                                                                         ----------     ----------     ----------     ----------

Cash flows arising from financing activities:
    Due to banks - Repayable on demand                                       25,182         25,550        (29,325)       237,307
    Due to banks - With agreed maturity date                             (1,773,640)    (1,799,554)       (80,949)     4,248,575
    Due to customers - Repayable on demand                                 (829,843)      (841,967)    (1,160,690)       713,979
    Due to customers - With agreed maturity date                           (153,577)      (155,821)      (646,521)     1,210,718
    Securities sold under repurchase agreement                             (195,677)      (198,536)        19,594         51,392
    Proceeds from issuance of debt securities                             2,189,599      2,221,590      1,104,923      2,477,211
    Repayment of debt securities                                         (1,169,395)    (1,186,480)      (209,129)        (1,620)
    Proceeds from issuance of commercial paper                            1,543,093      1,565,638      4,371,992        955,986
    Repayment of commercial paper                                        (1,188,029)    (1,205,387)    (3,854,776)      (274,396)
    Proceeds from issuance of subordinated debt                             200,386        203,314      1,191,777          1,646
    Repayment of subordinated debt                                         (199,961)      (202,883)       (26,594)            --
    Increase in capital stock and share premium                                 (85)           (86)       713,198             --
    Dividends paid                                                         (342,989)      (348,000)            --       (150,000)
    Treasury stock                                                          (23,639)       (23,984)       121,309       (377,319)
    Other, net                                                             (303,395)      (307,828)      (241,088)      (115,881)
                                                                         ----------     ----------     ----------     ----------
    Net cash provided by financing activities                            (2,221,970)    (2,254,434)     1,273,721      8,977,598
                                                                         ----------     ----------     ----------     ----------

  Net increase/(decrease) in cash and due from banks                       (318,286)      (322,936)        55,309        177,143

  Cash and due from banks at June 30, 2001, 2000 and 1999                 1,253,505      1,271,819      1,216,510      1,039,367
                                                                         ----------     ----------     ----------     ----------

  Cash and due from banks at June 30, 2002, 2001 and 2000                   935,219        948,883      1,271,819      1,216,510
                                                                         ==========     ==========     ==========     ==========

Supplemental disclosures of cash flow information
  Cash paid during the year for:
     Interest                                                               860,523        873,096      1,005,132        439,883
     Income taxes                                                            14,900         15,118         11,009         26,254


The accompanying notes are an integral part of these financial statements.

          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001

                                                                                 (Amounts expressed in thousands of Euros)
                                                                        ------------------------------------------------------------
                                                                                                                          Other
                                                                           Total                             Legal and   reserves
                                                          Thousands of  Shareholders'   Capital     Share    statutory  and retained
                                                          U.S. Dollars     Equity        stock     premium   reserves    earnings
                                                          ------------  -------------   -------    -------   ---------  ------------

Balance on 31 December, 2000                                1,794,289     1,820,506    2,101,563   170,130    102,143     (553,330)

  Transfers to reserves:
        Legal reserve                                              --            --           --        --    108,239     (108,239)
        Statutory reserve                                          --            --           --        --      9,926       (9,926)
  Distribution to employees                                   (27,710)      (28,115)          --        --         --      (28,115)
  Net income for the period                                   348,659       353,753           --        --         --      353,753
  Increase in share capital by the issue of 168,125,003
    new shares for shareholders in March 2001                 704,242       714,531      168,125   546,406         --           --
  Increase in share capital by the issue of 57,027,325
    new shares through reserves, for
    shareholders in April 2001                                     --            --       57,027        --         --      (57,027)
  Costs related with the increase in share capital             (1,594)       (1,617)          --    (1,333)        --         (284)
  Restructuring costs related to the rationalisation               --
    programme of the banking business                        (389,807)     (395,502)          --        --         --     (395,502)
  Goodwill arising on consolidation                          (271,021)     (274,981)          --        --         --     (274,981)
  Exchange differences arising on consolidation                53,483        54,264           --        --         --       54,264
  Other reserves arising on consolidation                      (9,790)       (9,933)          --        --         --       (9,933)
                                                           ----------    ----------    ---------  --------    -------   ----------

Balance on 30 June, 2001                                    2,200,751     2,232,906    2,326,715   715,203    220,308   (1,029,320)
                                                           ==========    ==========    =========  ========    =======   ==========

  Distribution to employees                                     8,815         8,944           --        --         --        8,944
  Net income for the period                                   214,781       217,919           --        --         --      217,919
  Restructuring costs related to the rationalisation
    programme of the banking business                         141,989       144,064           --        --         --      144,064
  Costs related with the increase in share capital                (95)          (96)          --        --         --          (96)
  Goodwill arising on consolidation                          (344,217)     (349,246)          --        --         --     (349,246)
  Exchange differences arising on consolidation               (17,632)      (17,890)          --        --         --      (17,890)
  Other reserves arising on consolidation                     (48,713)      (49,425)          --        --         --      (49,425)
                                                           ----------    ----------    ---------  --------    -------   ----------

Balance on 31 December, 2001                                2,155,679     2,187,176    2,326,715   715,203    220,308   (1,075,050)
                                                           ==========    ==========    =========  ========    =======   ==========

  Transfers to reserves:
        Legal reserve                                              --            --           --        --     52,000      (52,000)
        Statutory reserve                                          --            --           --        --      9,000       (9,000)
  Dividends paid                                             (342,989)     (348,000)          --        --         --     (348,000)
  Distribution to employees                                   (28,200)      (28,612)          --        --         --      (28,612)
  Net income for the year                                     316,253       320,873           --        --         --      320,873
  Costs related with the increase in share capital                (85)          (86)          --       (86)        --           --
  Goodwill arising on consolidation                          (112,239)     (113,879)          --        --         --     (113,879)
  Exchange differences arising on consolidation               (85,269)      (86,515)          --        --         --      (86,515)
  Provisions to Investments under the regulation
    4/2002 of Bank of Portugal                                (10,849)      (11,008)          --        --         --      (11,008)
  Other reserves arising on consolidation                     (55,429)      (56,239)          --        --         --      (56,239)
                                                           ----------    ----------    ---------  --------    -------   ----------

Balance on 30 June, 2002                                    1,836,872     1,863,710    2,326,715   715,117    281,308   (1,459,430)
                                                           ==========    ==========    =========  ========    =======   ==========


The accompanying notes are an integral part of these financial statements.

                            BANCO COMERCIAL PORTUGUES

             Notes to the Interim Consolidated Financial Statements
                          June 30, 2002, 2001 and 2000

1.    Accounting policies

a)    Basis of presentation

      Banco Comercial Portugues, S. A. is a public bank, established in Portugal in 1985. It commenced operations on May 5, 1986, and these consolidated financial statements, which have been prepared under the historical cost convention, reflect the results of the operations for the six months ended 30 June, 2002 and 2001. The Bank together with its subsidiary companies is collectively referred to as the Group.

      The years prior to 1998, the Group prepared its consolidated financial statements included in the Form 20-F in accordance with International Accounting Standards. Following discussion with the United States Securities and Exchange Commission, the Group decided that beginning in 1998, its consolidated financial statements for all periods presented would be prepared in accordance with Portuguese Accounting Principles. Such standards provide for the consolidation of the accounts of all subsidiaries, except for those which are engaged in activities which the Bank of Portugal considers dissimilar from the main activity. Accordingly, the Group's insurance subsidiaries are not consolidated but are reflected under the equity method as discussed below.

      Until 30 September 2000, the shareholding in Seguros & Pensoes SGPS and subsidiaries was included in the Group financial statements by the equity method. After this date and resulting from the sale of the shareholding to Eureko, the results of Seguros & Pensoes SGPS are incorporated through the shareholding held in Eureko.

      As it is established in the contractual agreement between the Eureko shareholders, the BCP Group under certain conditions, has an option to, until 1 January 2003, reacquire the shareholding position in Seguros & Pensoes Group at a price to be determined by an independent valuer.

      The financial statements of Banco Comercial Portugues, S.A. have been prepared in accordance with generally accepted accounting principles in Portugal, and in compliance with the Portuguese Plan of Accounts for the Banking Sector, as established by the Bank of Portugal including the application of the Directive N(0). 86 / 635 / EEC regarding the presentation of accounts by banks and financial institutions and the 7th Directive N(0). 84 / 349 / EEC regarding consolidation of accounts.

      The Group's consolidated financial information has been classified in all material respects to comply, as to form, with the disclosure requirements of Article 9 of Regulation S X of the U.S. Securities and Exchange Commission.

      The financial information expressed in U.S. dollars is presented for the convenience of readers and is based on the closing rate of exchange (Noon Buying Rate) at 30 June, 2002 between the U.S. Dollar and the Euro.

b)    Basis of consolidation

      Reference dates

      The Financial Statements reflect the assets, liabilities and results of Banco Comercial Portugues, S.A. and of its subsidiaries, as defined in note 5, as well as the share of results of associated companies, for the six months ended 30 June, 2002 and 2001.

                            BANCO COMERCIAL PORTUGUES
             Notes to the Interim Consolidated Financial Statements
                          June 30, 2002, 2001 and 2000

2.    Capital stock, fully authorized, subscribed and paid-up

      The share capital of the Bank, in the amount of Euro 2,326,714,877 is represented by 2,326,714,877 shares with a nominal value of Euro 1 each, and is fully paid.

      The balances of share capital and share premium are analysed as follows:

                                                            Group and Bank
                                                     ---------------------------
                                                     Share capital Share premium
                                                         Euro          Euro
                                                     ------------- -------------
     Balance on 30 June and 31 December 2001           2,326,715      715,203
                                                       ---------     --------

     Costs related with the increase in share capital         --          (86)
                                                       ---------     --------
     Balance on 30 June 2002                           2,326,715      715,117
                                                       =========     ========

3.    Retained earnings and reserves

      This balance is analyzed as follows:

                                                         2002           2001
                                                       Euro '000      Euro '000
                                                      -----------    -----------

      Legal reserve                                      262,382        210,382
      Statutory reserve                                   18,926          9,926
      Other reserves and retained earnings               842,138      1,001,075
      Net income                                         320,873        353,753
      Goodwill arising on consolidation               (2,490,481)    (2,027,356)
      Exchange differences arising on consolidation      (12,169)        92,236
      Other reserves arising on consolidation           (119,791)      (449,028)
                                                      ----------     ----------
                                                      (1,178,122)      (809,012)
                                                      ==========     ==========

      As at 30 June 2002, Other reserves arising on consolidation include a negative movement of Euros 56,239,000, of which Euros 50,122,000 is in respect of movements in Eureko's reserves.

      As at 30 June 2001, the item Other reserves included the amount of Euros 395 millions, referring to the estimated restructuring charges to be incurred during 2001. These restructuring charges, in the amount of Euros 280 millions and Euros 115 millions respectively, refer to the implementation of the rationalization programme of the Group which involved the early retirement and reduction of about 1.500 employees and the closure of aproximately 271 branches.

      As at 30 June 2001, the referred amounts of Euros 180 millions and Euros 215 millions were booked under Other sundry liabilities, and under Provision for general banking risks, respectively.

      As at 31 December 2001, following consultation with the Bank of Portugal and in compliance with its instructions, BCP reclassified the accounting of the estimated restructuring charges for its branch closure programme, amounting to Euros 115 million, which had been charged against reserves at 30 June 2001. Additionally, BCP also conducted a reassessment of the amount of such charges, based upon which the amount was reduced to Euros 66 million, due to the fact that a number of the branches closed had lower closure costs and the estimated costs for those outstanding was revised downwards based upon more recent data. This amount has been classified as an extraordinary item in the Year 2001 income statement. The above referred adjustments had an increase of Euros 49 million in reserves compared with 30 June 2001.

                            BANCO COMERCIAL PORTUGUES
             Notes to the Interim Consolidated Financial Statements
                          June 30, 2002, 2001 and 2000

      At the time of earnings presentation for the first semester of 2001, BCP had announced that the charge of such restructuring costs against reserves was subject to approval from the Bank of Portugal.

      The staff reduction programme estimates have also been revised downwards by Euros 29 million, based on actual costs being below the originally estimated charge, resulting in a positive correction to reserves compared with 30 June 2001.

      The balance of Goodwill is analysed as follows:

                                                                                                 Euro '000
                                                                                                ----------
      Balance on 30 June 2001                                                                   (2,027,356)
                                                                                                ----------

         Adjustment to the Goodwill arising on aquisitions in the accounts of Eureko              (199,447)
         Adjustment to the Goodwill arising on share capital increase of Banco Sabadell               (496)
         Goodwill arising on the acquisition of BBG                                               (122,696)
         Adjustment to the Goodwill of BCM Mozambique                                               (9,137)
         Goodwill arising on other acquisitions                                                    (17,470)
                                                                                                ----------
      Balance on 31 December 2001                                                               (2,376,602)
                                                                                                ----------

         Adjustment to the Goodwill arising on aquisitions in the accounts of Eureko               (61,208)
         Adjustment to the Goodwill arising on acquisitions in the accounts of Banco Sabadell       (4,479)
         Goodwill arising on the acquisition of 50% of Expresso Atlantico                           (6,665)
         Goodwill arising on the acquisition of 16.7% of BIM                                       (11,263)
         Goodwill arising on share capital increase of BII (19.9%)                                  (7,872)
         Goodwill from the consolidation of Intertrust in NovaBank                                 (12,302)
         Goodwill arising on the adicional acquisition of BBG                                       (8,131)
         Goodwill arising on other acquisitions                                                     (1,959)
                                                                                                ----------
      Balance on 30 June 2002                                                                   (2,490,481)
                                                                                                ==========

4.    Major changes to the Group during 2002

      BCP increases investment in BIG Bank GDANSKI

      During 2002, Banco Comercial Portugues increased its investment in BBG from 44.1 % to 46.6 % through acquisitions of 2.5% of shares of BIG Bank GDANSKI during the second quarter of 2002.

      BCP Group agrees to sell their interests in Group Financiero Bital S.A. (Mexico)

      In March 2002 Banco Comercial Portugues S.A. agreed with Banco Santander Central Hispano S.A. to sell their total interests in Group Financiero Bital S.A. corresponding to 42,650,000 shares serie "O", representing de 8.276% of share capital, and 66,666,000 convertible bonds, for a total amount of USD 85,000,000 (Euros 97,432,000).

                            BANCO COMERCIAL PORTUGUES
             Notes to the Interim Consolidated Financial Statements
                          June 30, 2002, 2001 and 2000

5. Significant differences between the Portuguese and the U.S. Accounting Principles

      The accompanying consolidated financial statements are prepared in accordance with generally accepted Accounting Principles in Portugal (Portuguese GAAP) and in compliance with the Portuguese Plan of Accounts for the Banking Sector. Such principles vary from those generally accepted in the United States of America in the following significant respects:

      a)    Summary of the significant adjustments to net income

      The following is a summary of the significant adjustments to net income of the Banco Comercial Portugues Group which would be required if accounting principles accepted in the United States of America (US GAAP) had been applied.

                                                                   2002              2001              2000
                                                                 Euro '000         Euro '000         Euro '000
                                                              ---------------   --------------    --------------

Consolidated Net Income under Portuguese GAAP                        320,873           353,753           181,721
                                                              --------------    --------------    --------------

   Adjustment for goodwill                                                --          (563,957)         (254,015)
   Deferred costs adjustments                                           (325)           (2,850)            4,273
   Bonus to employees                                                     --            (3,176)              486
   Deferred income taxes                                              45,159           121,222             7,958
   Deposit guarantee fund                                            (13,285)          (15,278)               --
   Provisions for impairment in investment securities
      available for sale                                            (109,856)              774                --
   Accounting of the investment in Bital and Banco Sabadell
      from the equity method to the historical cost                    1,310           (10,355)               --
   Depreciation of the premises owned by
      insurance companies                                                 --                --              (665)
   Adjustments related to investments in  insurance
      companies accounted under the equity method                     21,905           (50,947)               --
   Securitization programme                                              211           (20,671)               --
   Restructuring costs arising from the rationalisation                   --          (395,502)               --
   Impairment of Goodwill Sottomayor under SFAS 142                 (300,000)               --                --
   Accounting for derivative instruments and hedging
      activities under SFAS 133                                      (26,874)          (24,154)               --
   Treasury stock                                                         --           (13,126)               --
                                                              --------------    --------------    --------------

Consolidated Net Income in accordance with US GAAP                   (60,882)         (624,267)          (60,242)
                                                              ==============    ==============    ==============

Net income in accordance with US GAAP
   per share of capital stock (in units)                               (0.03)            (0.28)            (0.06)
                                                              ==============    ==============    ==============

Weighted average shares outstanding                            2,326,714,877     2,217,846,014     1,050,128,355
                                                              ==============    ==============    ==============

                            BANCO COMERCIAL PORTUGUES
             Notes to the Interim Consolidated Financial Statements
                          June 30, 2002, 2001 and 2000

      b)    Summary of the significant adjustments to shareholders' equity

      The following is a summary of the significant adjustments to shareholders' equity of the Banco Comercial Portugues Group which would be required if accounting principles accepted in the United States of America (US GAAP) had been applied.

                                                                           2002         2001
                                                                         Euro '000    Euro '000
                                                                        ----------    ----------

      Consolidated Shareholders' Equity under Portuguese GAAP            1,863,710     2,232,906
                                                                        ----------    ----------

         Adjustment for goodwill                                         3,908,596     4,003,682
         Effect of the Write-off in the Goodwill in Atlantico              548,675       548,675
         Deferred costs adjustments                                        (27,413)      (33,449)
         Deferred income taxes                                             505,687       285,538
         Deposit guarantee fund                                            (54,757)      (41,472)
         Pension fund charge                                              (329,178)      (33,718)
         Investment securities available for sale                         (759,927)     (280,299)
         Accounting of the investment in Bital and Banco Sabadell
            from the equity method to the historical cost                  195,923       196,885
         Adjustments related to investments in  insurance
            companies accounted under the equity method                   (103,548)      (40,487)
         Securitization programme                                          (24,836)      (27,208)
         Impairment of Goodwill Sottomayor under SFAS 142                 (300,000)           --
         Accounting for derivative instruments and hedging activities
            under SFAS 133                                                 (83,994)      (37,877)
         Treasury stock                                                    (23,984)       (7,566)
                                                                        ----------    ----------

      Consolidated Shareholders' Equity in accordance with US GAAP       5,314,954     6,765,610
                                                                        ==========    ==========

                            BANCO COMERCIAL PORTUGUES
             Notes to the Interim Consolidated Financial Statements
                          June 30, 2002, 2001 and 2000


      c)    Consolidated statement of changes in shareholders' equity under US
            GAAP


          BANCO COMERCIAL PORTUGUES, S.A. AND CONSOLIDATED SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                 FOR THE SIX MONTHS ENDED 30 JUNE, 2002 AND 2001

                                                                         (Amounts expressed in thousands of Euros)
                                                                         ----------------------------------------

                                                                               Total
                                                         Thousands of      Shareholders'   Capital       Share
                                                         U.S. Dollars         Equity        stock       premium
                                                         ------------      -------------   -------      -------

Balance on December 31, 2000                               6,632,998         6,729,909    2,101,563    2,709,080

  Transfers to reserves:
       Legal reserve                                              --                --           --           --
       Statutory reserve                                          --                --           --           --
  Increase in share capital by the issue of 168,125,003
    new shares for shareholders in March 2001 (note 15)      704,242           714,531      168,125      546,406
  Increase in share capital by the issue of 57,027,325
    new shares through reserves, for
    shareholders in April 2001 (note 15)                          --                --       57,027           --
  Costs related with the increase in share capital            (1,594)           (1,617)          --       (1,333)
  Net income                                                (615,278)         (624,267)          --           --
  Accounting for derivative instruments and hedging
    activities under SFAS 133                                (13,525)          (13,723)          --           --
  Securitization programme                                        --                --           --           --
  Investment securities available for sale                  (333,436)         (338,308)          --           --
  Deferred income taxes                                      114,181           115,849           --           --
  Treasury stock                                             132,498           134,434           --           --
  Exchange differences arising on consolidation               53,483            54,264           --           --
  Pension fund                                                    --                --           --           --
  Adjustments to the income appropriated from
   the insurance companies                                        --                --           --           --
  Other reserves arising on consolidation                       (974)             (988)          --           --
  Other reserves arising by US GAAP                           (4,410)           (4,474)          --           --
                                                          ----------        ----------    ---------   ----------

Balance on June 30, 2001                                   6,668,185         6,765,610    2,326,715    3,254,153

  Costs related with the increase in share capital               (95)              (96)          --           --
  Net income                                                (768,297)         (779,522)          --           --
  Accounting for derivative instruments and hedging
    activities under SFAS 133                                (30,017)          (30,456)          --           --
  Securitization programme                                    (5,883)           (5,969)          --           --
  Investment securities available for sale                   282,315           286,440           --           --
  Deferred income taxes                                      (17,529)          (17,785)          --           --
  Treasury stock                                              (1,400)           (1,420)          --           --
  Exchange differences arising on consolidation              (17,632)          (17,890)          --           --
  Pension fund                                              (183,479)         (186,160)          --           --
  Adjustments to the income appropriated from
   the insurance companies                                   (67,019)          (67,998)          --           --
  Other reserves arising on consolidation                    (48,713)          (49,425)          --           --
  Other reserves arising by US GAAP                            9,514             9,653           --           --
                                                          ----------        ----------    ---------   ----------

Balance on December 31, 2001                               5,819,950         5,904,982    2,326,715    3,254,153

  Transfers to reserves:
       Legal reserve                                              --                --           --           --
       Statutory reserve                                          --                --           --           --
  Dividends paid                                            (342,989)         (348,000)          --           --
  Costs related with the increase in share capital               (85)              (86)          --          (86)
  Net income                                                 (60,005)          (60,882)          --           --
  Accounting for derivative instruments and hedging
    activities under SFAS 133                                  3,878             3,935           --           --
  Securitization programme                                     2,993             3,037           --           --
  Investment securities available for sale                   (22,689)          (23,021)          --           --
  Deferred income taxes                                       (9,085)           (9,217)          --           --
  Treasury stock                                             (14,782)          (14,998)          --           --
  Exchange differences arising on consolidation              (85,269)          (86,515)          --           --
  Adjustments to the income appropriated from
   the insurance companies                                     1,881             1,908           --           --
  Other reserves arising on consolidation                    (55,429)          (56,239)          --           --
  Other reserves arising by US GAAP                               49                50           --           --
                                                          ----------        ----------    ---------   ----------

Balance on June 30, 2002                                   5,238,418         5,314,954    2,326,715    3,254,067
                                                          ==========        ==========    =========   ==========




                                                               (Amounts expressed in thousands of Euros)
                                                         --------------------------------------------------

                                                          Legal and  Other reserves            Accumalated
                                                          statutory   and retained  Treasury  comprehensive
                                                          reserves      earnings      stock       income
                                                          ---------   ------------  --------  -------------

Balance on December 31, 2000                                110,574    1,870,956    (128,875)     66,611

  Transfers to reserves:
       Legal reserve                                        108,239     (108,239)         --          --
       Statutory reserve                                      9,926       (9,926)         --          --
  Increase in share capital by the issue of 168,125,003
    new shares for shareholders in March 2001 (note 15)          --           --          --          --
  Increase in share capital by the issue of 57,027,325
    new shares through reserves, for
    shareholders in April 2001 (note 15)                         --      (57,027)         --          --
  Costs related with the increase in share capital               --         (284)         --          --
  Net income                                                     --     (624,267)         --          --
  Accounting for derivative instruments and hedging
    activities under SFAS 133                                    --           --          --     (13,723)
  Securitization programme                                       --           --          --          --
  Investment securities available for sale                       --           --          --    (338,308)
  Deferred income taxes                                          --           --          --     115,849
  Treasury stock                                                 --       13,126     121,308          --
  Exchange differences arising on consolidation                  --           --          --      54,264
  Pension fund                                                   --           --          --          --
  Adjustments to the income appropriated from
   the insurance companies                                       --           --          --          --
  Other reserves arising on consolidation                        --         (988)         --          --
  Other reserves arising by US GAAP                              --       (4,474)         --          --
                                                            -------   ----------    --------    --------

Balance on June 30, 2001                                    228,739    1,078,877      (7,567)   (115,307)

  Costs related with the increase in share capital               --          (96)         --          --
  Net income                                                     --     (779,522)         --          --
  Accounting for derivative instruments and hedging
    activities under SFAS 133                                    --           --          --     (30,456)
  Securitization programme                                       --           --          --      (5,969)
  Investment securities available for sale                       --           --          --     286,440
  Deferred income taxes                                          --           --          --     (17,785)
  Treasury stock                                                 --           --      (1,420)         --
  Exchange differences arising on consolidation                  --           --          --     (17,890)
  Pension fund                                                   --           --          --    (186,160)
  Adjustments to the income appropriated from
   the insurance companies                                       --      (67,998)         --          --
  Other reserves arising on consolidation                        --      (49,425)         --          --
  Other reserves arising by US GAAP                              --        9,653          --          --
                                                            -------   ----------    --------    --------

Balance on December 31, 2001                                228,739      191,489      (8,987)    (87,127)

  Transfers to reserves:
       Legal reserve                                         52,000      (52,000)         --          --
       Statutory reserve                                      9,000       (9,000)         --          --
  Dividends paid                                                 --     (348,000)         --          --
  Costs related with the increase in share capital               --           --          --          --
  Net income                                                     --      (60,882)         --          --
  Accounting for derivative instruments and hedging
    activities under SFAS 133                                    --           --          --       3,935
  Securitization programme                                       --           --          --       3,037
  Investment securities available for sale                       --           --          --     (23,021)
  Deferred income taxes                                          --           --          --      (9,217)
  Treasury stock                                                 --           --     (14,998)         --
  Exchange differences arising on consolidation                  --           --          --     (86,515)
  Adjustments to the income appropriated from
   the insurance companies                                       --        1,908          --          --
  Other reserves arising on consolidation                        --      (56,239)         --          --
  Other reserves arising by US GAAP                              --           50          --          --
                                                            -------   ----------    --------    --------

Balance on June 30, 2002                                    289,739     (332,674)    (23,985)   (198,908)
                                                            =======   ==========    ========    ========

The accompanying notes are an integral part of these financial statements

                            BANCO COMERCIAL PORTUGUES
             Notes to the Interim Consolidated Financial Statements
                          June 30, 2002, 2001 and 2000

      d)    Comprehensive income

      Comprehensive income for the year equals net income plus changes in accumulated comprehensive income. The amount for 2002, 2001 and 2000 are as follows:

                                                             2002        2001        2000
                                                          Euro '000   Euro '000   Euro '000
                                                          ---------   ---------   ---------

Consolidated Net Income in accordance with US GAAP         (60,882)   (624,267)    (60,242)
                                                          --------    --------    --------

   SFAS 133                                                  3,935     (13,723)         --
   Securitization programme                                  3,037          --          --
   Unrealized appreciation (depreciation) on securities    (23,021)   (338,308)   (257,138)
   Deferred tax effect                                      (9,217)    115,849      96,170
   Exchange differences arising on consolidation           (86,515)     54,264      26,306
   Pension fund                                                 --          --          --
                                                          --------    --------    --------

Total Comprehensive Income (Loss), net of taxes           (172,663)   (806,185)   (194,904)
                                                          ========    ========    ========

      The accumulated Comprehensive Income is presented under consolidated statement of changes in shareholders' equity under US GAAP.

      e)    Segmental reporting

      SFAS No. 131, `Disclosures about Segments of an Enterprise and Related Information', became effective for the Group in 1998. This disclosure standard requires that the Group provide information about its business segments based upon the information that is regularly available to and is regularly used by the chief operating decision making officers in deciding how to allocate resources and in measuring performance.

      The Group's business segments, which are identified in the tables presented in the next three pages, one page/table for each first half of the year, namely for 2002, 2001 and 2000 are operated in separate subsidiaries whose purpose is to serve its specific customer groups. The financial information related to its business segments is prepared by the Group's financial reporting systems which apply the same accounting principles as are utilized in the preparation of the Group's consolidated financial statements as supplemented by accounting policies for inter-company transactions, internal funds transfer pricing and allocations of shared costs.

      Until the year 1999, the Group prepared its Segmental Consolidated Financial Statements including the insurance activity by the full consolidation method. In the year 2000, following the reoganisation of the insurance business on September 30, 2000, the 50.1% of Seguros e Pensoes, S.G.P.S., S.A. was exchanged for a 17.1% holding in Eureko, B.V. As a result, the insurance activity is accounted under the equity method of consolidation in the 2000 Segmental Consolidated Financial Statements. Therefore the appropriation of net income from the insurance activity for the year ended December 31, 2000 is included under income from securities.

      The summary information presented in the next tables have been reclassified in the format of regulation S-X.

      Intercompany transaction are reflected in individual segments at rates and terms that are identical to transactions with customers. Such transactions are eliminated in the referred tables in the column headed `Other'. Internal funds transfer prices are calculated by the Asset Liability Management Division based upon the Lisbon Inter-bank Offer Rate (LISBOR). Income and expenses that are not interest related and that are directly attributable to specific segments are assigned to those segments. Shared costs are allocated among segments based upon methodologies that are considered most appropriate for each type of cost, such as business volume, useage, or percentage of shareholder's equity to consolidated shareholders' equity.

      Because the Group's segment information is based upon the manner in which the Group manages its business activities, the information in the referred tables may not be comparable to similar information in any other organization.

                            BANCO COMERCIAL PORTUGUES
             Notes to the Interim Consolidated Financial Statements
                          June 30, 2002, 2001 and 2000

      Commercial Banking

      Commercial banking is the Group's most important business area, carried out mainly by BCP through its retail banking network (that included the following networks at the end of 2001: Individuals & Businesses, Private Banking, Corporate Retail, Corporate Banking, NovaRede, Banco 7, Atlantico and SottoMayor), by Banco Expresso Atlantico and by the banks abroad (Banco Internacional de Mocambique, Banco Comercial de Mocambique, Banco Comercial de Macau, Banco Popular Comercial, Novabank and BPABank).

      Investment Banking

      BCP Investimento - Banco Comercial Portugues de Investimento, S.A. is BCP's subsidiary for investment banking.

      Asset Management

      BCP is engaged in the asset management business through AF Investimentos, a holding company for its subsidiaries focusing on securities and property unit trust funds management and personalised portfolio management.

      Specialized Credit

      BCP is engaged in the factoring and equipment and real estate leasing businesses through Leasefactor, a holding company for its subsidiaries focusing the referred businesses.

      Consumer Credit

      CrediBanco is the Group's Bank for consumer credit. In December 1999 the BCP Group established a partnership agreement with SIVA (that was later renamed to SAG GEST), including the joint acquisition of Interbanco, an institution specialising in car financing for individuals and corporate customers. In accordance with the strategy defined by the BCP Group for the consumer credit business, Interbanco centralised the car financing business at the point of sale, while CrediBanco kept the remaining consumer credit business.

      ServiBanca

      ServiBanca centralises common operational and management support units, providing services for all the BCP Group. The costs it incurs are transferred to each of the Group's companies, which act as its "clients".

              2002                                        (Amounts expressed in thousands of Euros)

                                               Commercial     Investment     Asset      Specialized
                                                Banking        Banking     Management      Credit
                                               -----------    ----------   ----------   -----------

Consolidated Balance Sheet Highlights
            by Segmental Report

Assets
   Cash and Loans and advances
       to credit institutions                   14,038,394     1,764,818     136,730         3,360
   Loans and advances to customers              39,617,063       361,187          --     2,691,100
   Securities portfolio (i)                      8,262,007       674,795       6,406           972

   Total assets                                 70,144,656     3,179,582     158,245     2,730,282

Liabilities
   Amounts owed to
       credit institutions                      26,795,659       129,461          --     1,322,676
   Amounts owed to customers                    27,042,821       238,917          --            --
   Debt securities                               4,104,518     2,153,296          --     1,075,727

   Total liabilities                            65,374,955     3,018,826     128,488     2,655,789

Consolidated Statement of Income
            by Segmental Report

   Interest income                               1,693,612        68,735       2,087        73,889
   Interest expense                              1,108,056        61,669           2        49,749
                                               -----------    ----------    --------    ----------

        Net interest income                        585,556         7,066       2,085        24,140

   Provision for loans losses                     (160,662)       (6,932)         --        (4,655)
   Recovery of loans charged-off                    32,947            19          --         2,370
                                               -----------    ----------    --------    ----------

        Net interest income after
            provisions for loan losses             457,841           153       2,085        21,855
                                               -----------    ----------    --------    ----------

   Net gains arising from commissions              209,598        19,286       6,241        (2,361)
   Other net income                                 67,607         6,433         143         1,448
                                               -----------    ----------    --------    ----------
        Net services income                        277,205        25,719       6,384          (913)
                                               -----------    ----------    --------    ----------

   Income from securities                           48,490         1,330          --            --
   Income from investments arising by the
       equity method of consolidation               66,767           518          --            --
   Net gains arising from trading activities       129,598        11,883        (109)           --
   Provision to account securities                   6,066          (742)         (3)           --
                                               -----------    ----------    --------    ----------
        Net investments income                     250,921        12,989        (112)           --
                                               -----------    ----------    --------    ----------

   Goodwill amortisation                               806            --          --            --
   Other costs                                       6,360           185          55           216
                                               -----------    ----------    --------    ----------

        Net income before
            operating costs                        978,801        38,676       8,302        20,726
                                               -----------    ----------    --------    ----------

   Staff costs                                     283,564         9,880       1,787         6,089
   Other administrative costs                      341,822         8,495       1,185         5,707
   Depreciation                                     57,527         1,074         170           586
                                               -----------    ----------    --------    ----------
        Operating costs                            682,913        19,449       3,142        12,382
                                               -----------    ----------    --------    ----------
        Operating Net Income                       295,888        19,227       5,160         8,344

   Other provisions                                (22,211)          120         (22)         (417)
   Gains on sale of shares of
       subsidiaries and associated companies        10,426            --          --            --
   Other extraordinary net income                   21,086         1,488         101          (216)
                                               -----------    ----------    --------    ----------

        Net Inome befeore taxes and
            minority interests                     305,189        20,835       5,239         7,711

   Provision for income taxes                       29,022         6,301         648         2,864
   Minority interests                                  150            --          --            --
                                               -----------    ----------    --------    ----------

        Net income                                 276,017        14,534       4,591         4,847
                                               ===========    ==========    ========    ==========




                                                            Service       Other
                                                Consumer    Provider    (includes       BCP Group
                                                 Credit    Servibanca  adjustments)    Consolidated
                                                --------   ----------  ------------    ------------

Consolidated Balance Sheet Highlights
            by Segmental Report

Assets
   Cash and Loans and advances
       to credit institutions                    18,087      35,344    (10,502,264)     5,494,469
   Loans and advances to customers              769,765          --        307,691     43,746,806
   Securities portfolio (i)                       4,770          --     (2,110,526)     6,838,424

   Total assets                                 898,579     266,621    (17,051,656)    60,326,309

Liabilities
   Amounts owed to
       credit institutions                      568,660          --    (17,421,264)    11,395,192
   Amounts owed to customers                     21,662          --        941,327     28,244,727
   Debt securities                               25,000          --      4,754,995     12,113,536

   Total liabilities                            810,366     246,269    (15,137,727)    57,096,966

Consolidated Statement of Income
            by Segmental Report

   Interest income                               56,573          62       (402,394)     1,492,564
   Interest expense                              27,458       4,339       (422,743)       828,530
                                               --------    --------    -----------    -----------

        Net interest income                      29,115      (4,277)        20,349        664,034

   Provision for loans losses                   (13,515)         --         10,077       (175,687)
   Recovery of loans charged-off                  5,038          --          5,000         45,374
                                               --------    --------    -----------    -----------

        Net interest income after
            provisions for loan losses           20,638      (4,277)        35,426        533,721
                                               --------    --------    -----------    -----------

   Net gains arising from commissions             3,429        (241)         9,303        245,255
   Other net income                               5,833     178,155       (147,520)       112,099
                                               --------    --------    -----------    -----------
        Net services income                       9,262     177,914       (138,217)       357,354
                                               --------    --------    -----------    -----------

   Income from securities                         3,523          --        (13,677)        39,666
   Income from investments arising by the
       equity method of consolidation             1,479          --          5,349         74,113
   Net gains arising from trading activities        271          --        (67,453)        74,190
   Provision to account securities                   --          --        (24,891)       (19,570)
                                               --------    --------    -----------    -----------
        Net investments income                    5,273          --       (100,672)       168,399
                                               --------    --------    -----------    -----------

   Goodwill amortisation                             --          --           (806)            --
   Other costs                                      264          22         13,576         20,678
                                               --------    --------    -----------    -----------

        Net income before
            operating costs                      34,909     173,615       (216,233)     1,038,796
                                               --------    --------    -----------    -----------

   Staff costs                                    8,947      68,849             20        379,136
   Other administrative costs                    16,986      82,370       (193,686)       262,879
   Depreciation                                   1,056      20,879            111         81,403
                                               --------    --------    -----------    -----------
        Operating costs                          26,989     172,098       (193,555)       723,418
                                               --------    --------    -----------    -----------
        Operating Net Income                      7,920       1,517        (22,678)       315,378

   Other provisions                                (868)         --            950        (22,448)
   Gains on sale of shares of
       subsidiaries and associated companies         --          --        (10,426)            --
   Other extraordinary net income                (1,106)     18,583         67,643        107,579
                                               --------    --------    -----------    -----------

        Net Inome befeore taxes and
            minority interests                    5,946      20,100         35,489        400,509

   Provision for income taxes                       227          --          2,866         41,928
   Minority interests                                --          --         37,558         37,708
                                               --------    --------    -----------    -----------

        Net income                                5,719      20,100         (4,935)       320,873
                                               ========    ========    ===========    ===========

      (i)   Includes securities, treasury stock and investments

              2001                                        (Amounts expressed in thousands of Euros)

                                               Commercial     Investment     Asset      Specialized
                                                Banking        Banking     Management      Credit
                                               -----------    ----------   ----------   -----------

Consolidated Balance Sheet Highlights
            by Segmental Report

Assets
   Cash and Loans and advances
       to credit institutions                   14,426,715       778,051     157,479         3,207
   Loans and advances to customers              40,568,774       363,439          --     2,456,960
   Securities portfolio (i)                      8,051,640     1,373,675      13,271           749

   Total assets                                 69,194,080     2,789,558     187,289     2,523,006

Liabilities
   Amounts owed to
       credit institutions                      27,197,243       448,081          --     1,082,800
   Amounts owed to customers                    26,207,638        57,792          --            --
   Debt securities                               3,468,936     1,701,205          --     1,170,498

   Total liabilities                            64,481,077     2,565,367     155,904     2,457,433

Consolidated Statement of Income
            by Segmental Report

   Interest income                               1,982,321        75,762       3,753        86,268
   Interest expense                              1,356,029        72,982          --        64,379
                                               -----------    ----------    --------    ----------

        Net interest income                        626,292         2,780       3,753        21,889

   Provision for loans losses                     (122,903)        1,794          --        (7,615)
   Recovery of loans charged-off                    29,943           338          --         2,903
                                               -----------    ----------    --------    ----------

        Net interest income after
            provisions for loan losses             533,332         4,912       3,753        17,177
                                               -----------    ----------    --------    ----------

   Net gains arising from commissions              209,091        12,629       6,398          (764)
   Other net income                                 55,283         1,044       3,146         3,087
                                               -----------    ----------    --------    ----------
        Net services income                        264,374        13,673       9,544         2,323
                                               -----------    ----------    --------    ----------

   Income from securities                           64,594         1,126          --            --
   Income from investments arising by the
       equity method of consolidation               75,244           964          --            --
   Net gains arising from trading activities        29,487        10,083        (151)           --
   Provision to account securities                  (1,964)       (3,803)        (26)           --
                                               -----------    ----------    --------    ----------
        Net investments income                     167,361         8,370        (177)           --
                                               -----------    ----------    --------    ----------

   Goodwill amortisation                                --            --          --            --
   Other costs                                       7,331           151          82           249
                                               -----------    ----------    --------    ----------

        Net income before
            operating costs                        957,736        26,804      13,038        19,251
                                               -----------    ----------    --------    ----------

   Staff costs                                     273,613         9,410       3,642         6,469
   Other administrative costs                      304,993         5,186       2,748         5,420
   Depreciation                                     49,144           952         159           639
                                               -----------    ----------    --------    ----------
        Operating costs                            627,750        15,548       6,549        12,528
                                               -----------    ----------    --------    ----------
        Operating Net Income                       329,986        11,256       6,489         6,723

   Other provisions                                 (2,028)        1,009          --          (696)
   Gains on sale of shares of
       subsidiaries and associated companies            --            --          --            --
   Other extraordinary net income                   31,685           401        (252)          331
                                               -----------    ----------    --------    ----------

        Net Inome befeore taxes and
            minority interests                     359,643        12,666       6,237         6,358

   Provision for income taxes                       39,456         2,261         627         1,878
   Minority interests                                  199            --          --            --
                                               -----------    ----------    --------    ----------

        Net income                                 319,988        10,405       5,610         4,480
                                               ===========    ==========    ========    ==========





                                                          Service       Other
                                              Consumer    Provider    (includes       BCP Group
                                               Credit    Servibanca  adjustments)    Consolidated
                                              --------   ----------  ------------    ------------

Consolidated Balance Sheet Highlights
            by Segmental Report

Assets
   Cash and Loans and advances
       to credit institutions                    79,644          75     (7,375,089)     8,070,082
   Loans and advances to customers              774,648          --     (1,737,624)    42,426,197
   Securities portfolio (i)                       2,218          --     (1,951,844)     7,489,709

   Total assets                                 941,746     377,118    (13,571,568)    62,441,229

Liabilities
   Amounts owed to
       credit institutions                      530,836     341,735    (13,198,242)    16,402,453
   Amounts owed to customers                    117,555          --        749,619     27,132,604
   Debt securities                               25,000          --      3,713,562     10,079,201

   Total liabilities                            855,945     376,784    (11,951,404)    58,941,106

Consolidated Statement of Income
            by Segmental Report

   Interest income                               48,895          --       (475,639)     1,721,360
   Interest expense                              14,916       7,826       (464,541)     1,051,591
                                               --------    --------    -----------    -----------

        Net interest income                      33,979      (7,826)       (11,098)       669,769

   Provision for loans losses                   (14,775)         --         17,859       (125,640)
   Recovery of loans charged-off                  5,068          --              3         38,255
                                               --------    --------    -----------    -----------

        Net interest income after
            provisions for loan losses           24,272      (7,826)         6,764        582,384
                                               --------    --------    -----------    -----------

   Net gains arising from commissions             2,093          (1)        11,178        240,624
   Other net income                               4,467     154,440       (144,849)        76,618
                                               --------    --------    -----------    -----------
        Net services income                       6,560     154,439       (133,671)       317,242
                                               --------    --------    -----------    -----------

   Income from securities                         1,100          --        (15,687)        51,133
   Income from investments arising by the
       equity method of consolidation             1,593          --          2,592         80,393
   Net gains arising from trading activities      1,509          --         28,868         69,796
   Provision to account securities                  (32)         --          4,990           (835)
                                               --------    --------    -----------    -----------
        Net investments income                    4,170          --         20,763        200,487
                                               --------    --------    -----------    -----------

   Goodwill amortisation                             --          --             --             --
   Other costs                                      260          62          2,378         10,513
                                               --------    --------    -----------    -----------

        Net income before
            operating costs                      34,742     146,551       (108,522)     1,089,600
                                               --------    --------    -----------    -----------

   Staff costs                                    9,611      62,650            309        365,704
   Other administrative costs                    13,601      66,334       (147,208)       251,074
   Depreciation                                   1,271      17,011            209         69,385
                                               --------    --------    -----------    -----------
        Operating costs                          24,483     145,995       (146,690)       686,163
                                               --------    --------    -----------    -----------
        Operating Net Income                     10,259         556         38,168        403,437

   Other provisions                                (377)         --         (2,247)        (4,339)
   Gains on sale of shares of
       subsidiaries and associated companies         --          --             --             --
   Other extraordinary net income                 2,095        (472)        (5,388)        28,400
                                               --------    --------    -----------    -----------

        Net Inome befeore taxes and
            minority interests                   11,977          84         30,533        427,498

   Provision for income taxes                     3,370          --        (22,522)        25,070
   Minority interests                                 1          --         48,475         48,675
                                               --------    --------    -----------    -----------

        Net income                                8,606          84          4,580        353,753
                                               ========    ========    ===========    ===========

      (i)   Includes securities, treasury stock and investments

             2000                                         (Amounts expressed in thousands of Euros)

                                               Commercial     Investment     Asset      Specialized
                                                Banking        Banking     Management      Credit
                                               -----------    ----------   ----------   -----------

Consolidated Balance Sheet Highlights
            by Segmental Report

Assets
   Cash and Loans and advances
       to credit institutions                   22,860,119     2,245,842      98,784         6,290
   Loans and advances to customers              34,587,593       662,537          --     2,275,623
   Securities portfolio (i)                     13,826,612     1,155,572      16,520           911

   Total assets                                 78,383,159     4,461,352     123,588     2,350,579

Liabilities
   Amounts owed to
       credit institutions                      32,428,078     2,512,337          --       740,272
   Amounts owed to customers                    28,085,377       302,467          --            --
   Debt securities                               2,379,923       991,068          --     1,305,423

   Total liabilities                            70,814,738     4,248,261      85,405     2,279,486

Consolidated Statement of Income
            by Segmental Report

   Interest income                               1,652,502       261,231       1,866        66,553
   Interest expense                              1,138,923       254,875          19        45,480
                                               -----------    ----------    --------    ----------

        Net interest income                        513,579         6,356       1,847        21,073

   Provision for loans losses                     (139,518)       (2,492)         --        (4,884)
   Recovery of loans charged-off                    21,698             8          --         1,891
                                               -----------    ----------    --------    ----------

        Net interest income after
            provisions for loan losses             395,759         3,872       1,847        18,080
                                               -----------    ----------    --------    ----------

   Net gains arising from commissions              237,689        25,423      22,583        (2,562)
   Other net income                                 58,480         5,256         (39)        2,377
                                               -----------    ----------    --------    ----------
        Net services income                        296,169        30,679      22,544          (185)
                                               -----------    ----------    --------    ----------

   Income from securities                          229,021         2,875          --            --
   Income from investments arising by the
       equity method of consolidation               24,435           281          --            --
   Net gains arising from trading activities        38,670         7,041         281            --
   Provision to account securities                 (35,169)         (970)         --            --
                                               -----------    ----------    --------    ----------
        Net investments income                     256,957         9,227         281            --
                                               -----------    ----------    --------    ----------

   Goodwill amortisation                                --            --          --            --
   Other costs                                       7,246         1,354         208           316
                                               -----------    ----------    --------    ----------

        Net income before
            operating costs                        941,639        42,424      24,464        17,579
                                               -----------    ----------    --------    ----------

   Staff costs                                     301,513         9,849       2,338         5,799
   Other administrative costs                      276,449         6,723       2,541         5,644
   Depreciation                                     52,797         1,415         108           586
                                               -----------    ----------    --------    ----------
        Operating costs                            630,759        17,987       4,987        12,029
                                               -----------    ----------    --------    ----------
        Operating Net Income                       310,880        24,437      19,477         5,550

   Other provisions                                 11,574           440          --        (1,058)
   Gains on sale of shares of
       subsidiaries and associated companies       165,932            --          --            --
   Other extraordinary net income                   61,046        (3,214)         (1)        1,133
                                               -----------    ----------    --------    ----------

        Net Inome befeore taxes and
            minority interests                     549,432        21,663      19,476         5,625

   Provision for income taxes                       34,814         6,564       4,449         1,138
   Minority interests                                   49            --          --            --
                                               -----------    ----------    --------    ----------

        Net income                                 514,569        15,099      15,027         4,487
                                               ===========    ==========    ========    ==========




                                                           Service       Other
                                               Consumer    Provider    (includes       BCP Group
                                                Credit    Servibanca  adjustments)    Consolidated
                                               --------   ----------  ------------    ------------

Consolidated Balance Sheet Highlights
            by Segmental Report

Assets
   Cash and Loans and advances
       to credit institutions                    42,393         674    (17,588,796)     7,665,306
   Loans and advances to customers              801,896          --       (480,558)    37,847,091
   Securities portfolio (i)                       5,662          --     (7,029,394)     7,975,883

   Total assets                                 923,597     332,459    (28,214,377)    58,360,357

Liabilities
   Amounts owed to
       credit institutions                      506,537     277,524    (21,879,502)    14,585,246
   Amounts owed to customers                    134,292          --        715,072     29,237,208
   Debt securities                               64,844          --      2,374,804      7,116,062

   Total liabilities                            835,057     331,377    (24,304,415)    54,289,909

Consolidated Statement of Income
            by Segmental Report

   Interest income                               50,097          54       (613,621)     1,418,682
   Interest expense                              11,976       4,818       (657,868)       798,223
                                               --------    --------    -----------    -----------

        Net interest income                      38,121      (4,764)        44,247        620,459

   Provision for loans losses                   (15,101)         --         11,964       (150,031)
   Recovery of loans charged-off                  4,172          --          7,278         35,047
                                               --------    --------    -----------    -----------

        Net interest income after
            provisions for loan losses           27,192      (4,764)        63,489        505,475
                                               --------    --------    -----------    -----------

   Net gains arising from commissions              (426)         --             65        282,772
   Other net income                               4,516     131,573       (122,631)        79,532
                                               --------    --------    -----------    -----------
        Net services income                       4,090     131,573       (122,566)       362,304
                                               --------    --------    -----------    -----------

   Income from securities                            --          --       (193,333)        38,563
   Income from investments arising by the
       equity method of consolidation             1,819          --         41,837         68,372
   Net gains arising from trading activities        583          --         45,445         92,020
   Provision to account securities                 (121)         --          5,948        (30,312)
                                               --------    --------    -----------    -----------
        Net investments income                    2,281          --       (100,103)       168,643
                                               --------    --------    -----------    -----------

   Goodwill amortisation                             --          --             --             --
   Other costs                                      401          17            321          9,863
                                               --------    --------    -----------    -----------

        Net income before
            operating costs                      33,162     126,792       (159,501)     1,026,559
                                               --------    --------    -----------    -----------

   Staff costs                                    9,731      51,795            421        381,446
   Other administrative costs                    12,540      57,806       (125,576)       236,127
   Depreciation                                   1,407      16,274           (703)        71,884
                                               --------    --------    -----------    -----------
        Operating costs                          23,678     125,875       (125,858)       689,457
                                               --------    --------    -----------    -----------
        Operating Net Income                      9,484         917        (33,643)       337,102

   Other provisions                                  24          --         26,358         37,338
   Gains on sale of shares of
       subsidiaries and associated companies         --          --       (165,932)            --
   Other extraordinary net income                   456         165        (42,678)        16,907
                                               --------    --------    -----------    -----------

        Net Inome befeore taxes and
            minority interests                    9,964       1,082       (215,895)       391,347

   Provision for income taxes                     2,680          --          1,956         51,601
   Minority interests                                 2          --        157,974        158,025
                                               --------    --------    -----------    -----------

        Net income                                7,282       1,082       (375,825)       181,721
                                               ========    ========    ===========    ===========

      (i)   Includes securities, treasury stock and investments

                            BANCO COMERCIAL PORTUGUES
             Notes to the Interim Consolidated Financial Statements
                  Six months ended June 30, 2002, 2001 and 2000

6.    Recently issued accounting pronouncements

      SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, modified the accounting for business combinations, goodwill and identifiable intangible assets. On adoption of SFAS 142 as of January 1, 2002, all goodwill and indefinite-lived intangible assets were tested for impairment and a transition adjustment has been recognized by management in the amount of Euros 300 million. Amortization of goodwill ceased as of January 1, 2002, and, thereafter, all goodwill and any indefinite-lived intangible assets will be tested at least annually for impairment. If these rules had been applied to goodwill in 2001, management believes that half-year 2001 net earnings would have increased by approximately 2001: Euros 90 million, 2000: 202 million and 1999: Euros 82 million, which corresponds to the goodwill amortization.

      SFAS 143, Accounting for Asset Retirement Obligations, requires recognition of the fair value of obligations associated with the retirement of long-lived assets when there is a legal obligation to incur such costs. This amount is accounted for like an additional element of the corresponding asset's cost, and is depreciated over that asset's useful life. SFAS 143 will be effective for BCP Group on January 1, 2003. It is expected that the adoption of SFAS 143 will not have a material impact in the Group's financial statements.

      SFAS 144 establishes additional criteria as compared to existing generally accepted accounting policies to determine when a long-lived asset is held for sale. It also broadens the definition of discontinuing operations, but does not allow for the accrual of future operating losses, as was previously permitted. The provisions of the new standard are generally to be applied prospectively. It is not expected that the adoption of this standard will have a material impact in the financial statements of the Group.